09046213

TRINIDAD
DRILLING LTD

TDG

082-34867

SEC Mail Processing
Section

MAY 15 2009

Washington, DC
110

May 7, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated May 6, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

5/19

TRINIDAD DRILLING

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: May 4, 2009

TSX SYMBOL: TDG, TDG.DB

TRINIDAD DRILLING LTD. ANNOUNCES THE RENEGOTIATION AND EXTENSION OF LONG-TERM, TAKE-OR-PAY CONTRACTS WITH KEY U.S. OPERATOR

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Company") (TSX-TDG and TDG.DB) announced today that it has successfully renegotiated and extended the terms on 17 long-term, take-or-pay contracts with one of its key US customers. These changes provide ongoing stability to the Company's revenue stream during a period of considerable uncertainty.

Trinidad's ability to renegotiate and extend the terms of its contracts reflects the customer's continued demand for its high-quality, high-performance equipment and its strong customer relationships.

Trinidad renegotiated the terms on 17 existing long-term, take-or-pay contracts with a major US oil and gas exploration and development company. These rigs had existing contracts that were due to expire over the next few years with an average term of approximately 1.7 years. Following their renegotiation, the average remaining term is extended to 2.7 years, giving Trinidad added visibility over a substantial portion of its revenue stream.

In addition to changes in term, dayrates on the contracts were adjusted to more accurately reflect the current operating environment. The impact of somewhat lower dayrates will be considerably mitigated by specific reductions in operating costs that Trinidad has identified and is currently implementing. Using the new dayrate and operating cost expectations, average gross margin (on a percentage basis) on the rigs involved is expected to be three to five percent lower. Trinidad believes that the benefit of guaranteed work over the contracted period more than outweighs the slightly lower gross margins the rigs are anticipated to achieve.

The terms of the new contracts came into effect on May 1, 2009.

In addition, Trinidad has agreed with the customer to cancel the construction of one of the rigs included in the 2009 rig construction program. This rig, a 16,000 ft Candrill 1500ac drilling rig, was originally scheduled to be delivered in the second quarter of 2009. Trinidad will keep the components of the cancelled rig in inventory and utilize them within the remaining construction program or for repairs and maintenance of existing equipment.

Following these contract changes, Trinidad will have approximately 45 percent of its fleet under long-term, take-or-pay contract, with an average term of more than 2.5 years remaining.

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbol TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 119 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Trinidad's control, including the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take-or-pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President and Chief Executive Officer
(403) 265-6525

Brent Conway
Executive Vice President and
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

TRINIDAD DRILLING LTD

TDG

May 7, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated May 4, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD DRILLING LTD

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE: Wednesday, May 6, 2009
TSX SYMBOL: TDG and TDG.DB

TRINIDAD DRILLING LTD. REPORTS FIRST QUARTER 2009 RESULTS; GROSS MARGINS REMAIN STRONG DESPITE CHALLENGING BUSINESS ENVIRONMENT

Trinidad Drilling Ltd. ("Trinidad" or the "Company") reported first quarter 2009 operating and financial results. Lower activity levels and an increasingly competitive environment for available work in both Canada and the United States (US) resulted in relatively weaker first quarter results compared to the same period in 2008. However, despite the challenging business environment, Trinidad maintained strong gross margins and its ability to deliver industry leading utilization levels.

"Trinidad maintained a reasonable level of momentum coming into 2009 and our first quarter results, although weaker than the same period last year, were fairly strong considering the current operating environment," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "We anticipate that the next six to nine months will continue to demonstrate low industry activity levels and additional pressure placed on oilfield service providers' profit margins. Trinidad has responded to these challenges to date with a firm focus on cost reduction, prudent capital management and a restated commitment to working alongside our customers. Although we recognize the obstacles and challenges that Trinidad and the drilling industry will face in the coming months, we also recognize this environment as an opportunity for Trinidad to differentiate itself. Our built-for-purpose, high-tech drilling rigs, our experienced crews and our strong customer relationships all provide Trinidad with a competitive advantage that we believe will become more apparent in this type of environment."

FIRST QUARTER 2009 HIGHLIGHTS

(Quarter-over-quarter comparatives all relate to the comparable period in 2008)

- Revenue for the first quarter of 2009 was $191.6 million, down 12.8%, largely due to lower utilization levels in both Canada and the US. Long-term, take-or-pay contracts continued to protect a significant portion of Trinidad's revenue stream and are expected to further demonstrate their strength during the current market downturn.

- Trinidad's first quarter 2009 drilling utilization rate was 51% in Canada, down 29.2% from the previous year but substantially higher than industry levels, which recorded an average utilization rate of 36%. Activity levels in the US and Mexico drilling operations segment reflected the slowing industry activity in those areas and were also down from the levels recorded the previous year, with utilization in the first quarter of 64% compared to 87%.

- Cash flow from operations before changes in non-cash working capital was $51.5 million ($0.55 per share (diluted)) in the first quarter of 2009, down 27.0%. This decrease was primarily caused by lower revenue due to slower industry activity, higher general and administrative costs resulting from increased bad debt provisions and higher current taxes.

- Trinidad recorded a net loss in the first quarter of 2009 of $5.6 million (a net loss of $0.06 per share (diluted)), down 113%. The key factor causing the net loss in the quarter was an impairment of intangible asset charge of $23.2 million that Trinidad recorded in relation to its Barge Drilling operations. Net earnings before impairment of intangible assets[1] in the quarter was $17.5 million ($0.19 per share (diluted)), down 54.9% primarily for the same reasons impacting cash flow from operations before changes in non-cash working capital mentioned above.

- During the quarter, Trinidad took several steps to strengthen its financial position including: the early renewal of its $225 million revolving credit facility, a reduction in the quarterly dividend from $0.15 per share to $0.05 per share and the reduction of its 2009 forecast capital expenditures from $330 million to $165 million.

(1) Please see the Non-GAAP Measures Definitions section of this MD&A (as defined herein) for further details.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) of financial condition and results of operations is intended to help the reader understand the current and prospective financial position and operating results of Trinidad Drilling Ltd. ("Trinidad" or the "Company"). The MD&A discusses the operating and financial results for the three months ended March 31, 2009 and is dated May 5, 2009 and takes into consideration information available up to that date. The MD&A is based on the unaudited consolidated financial statements of Trinidad for the three month period ended March 31, 2009, which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The MD&A should be read in conjunction with the annual consolidated financial statements and related notes for the year ended December 31, 2008. Additional information is available on Trinidad's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com).

As a result of Trinidad's conversion from an income trust to a corporation, effective March 10, 2008, references to the "Company", "shares", the "Incentive Options Plan", "options" and "dividends" should be read as references to the "Trust", "units", "Unit Rights Incentive Plan", "rights" and "distributions" respectively, for the periods prior to March 10, 2008. All amounts are denominated in Canadian dollars (CDN$) unless otherwise identified. All amounts are stated in thousands unless otherwise identified.

FINANCIAL HIGHLIGHTS **Three months ended March 31,** ***($ thousands except share, per share and percentage data)***	**2009**	2008	% Change
Revenue	**191,586**	219,651	(12.8)
Gross margin [(1)]	**81,504**	98,428	(17.2)
Gross margin percentage [(1)]	**42.5%**	44.8%	(5.1)
EBITDA [(1)]	**69,313**	88,669	(21.8)
Per share (diluted) [(2)]	**0.73**	0.86	(15.1)
EBITDA before stock-based compensation [(1)]	**70,004**	88,838	(21.2)
Per share (diluted) [(2)]	**0.74**	0.87	(14.9)
Cash flow from operations before change in non-cash working capital [(1)]	**51,480**	70,510	(27.0)
Per share (diluted) [(2)]	**0.55**	0.75	(26.7)
Cash flow from operations	**37,302**	46,547	(19.9)
Per share (diluted) [(2)]	**0.40**	0.45	(11.1)
Net earnings (loss)	**(5,649)**	38,912	(114.5)
Per share (basic) [(2)]	**(0.06)**	0.46	(113.0)
Per share (diluted) [(2)]	**(0.06)**	0.44	(113.6)
Net earnings before impairment of intangible asset [(1)]	**17,540**	38,912	(54.9)
Per share (basic) [(2)]	**0.19**	0.46	(58.7)
Per share (diluted) [(2)]	**0.19**	0.44	(56.8)
Net earnings (loss) before stock-based compensation [(1)]	**(4,958)**	39,081	(112.7)
Per share (diluted) [(2)]	**(0.05)**	0.44	(111.4)
Capital expenditures (including deposits)	**60,809**	30,341	100.4
Net debt [(1)]	**586,599**	559,360	4.9
Shares outstanding – basic (weighted average) [(2)]	**94,395,681**	83,944,962	12.4
Shares outstanding – diluted (weighted average) [(2)]	**94,395,681**	102,627,104	(8.0)

(1) Readers are cautioned that gross margin, gross margin percentage, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of intangible asset, net earnings (loss) before stock-based compensation and net debt and the related per share information do not have standardized meanings prescribed by GAAP – see "Non-GAAP Measures".

(2) Basic shares include the weighted average number of shares outstanding over the period. Diluted shares include the weighted average number of shares outstanding over the period and the dilutive impact, if any, of the deemed conversion of convertible debentures and the number of shares issuable pursuant to the Incentive Option Plan.

OPERATING HIGHLIGHTS Three months ended March 31,	2009	2008	% Change
Land Drilling Market			
Operating days – drilling			
Canada	**2,545**	4,009	(36.5)
United States and Mexico (1)	**3,243**	3,675	(11.8)
Rate per drilling day			
Canada (CDN$)	**25,132**	24,517	2.5
United States and Mexico (CDN$) (1)	**27,124**	21,735	24.8
United States and Mexico (US$) (1)	**21,961**	21,636	1.5
Utilization rate – drilling			
Canada	**51%**	72%	(29.2)
United States and Mexico (1)	**64%**	87%	(26.4)
CAODC industry average	**36%**	56%	(35.7)
Number of drilling rigs at quarter end			
Canada	**57**	62	(8.1)
United States and Mexico (1)	**58**	48	20.8
Utilization rate for service rigs	**41%**	62%	(33.9)
Number of service rigs at quarter end	**23**	20	15.0
Number of coring and surface casing rigs at quarter end	**20**	20	-
Barge Drilling Market			
Operating days	**245**	272	(9.9)
Rate per drilling day (CDN$)	**41,183**	48,128	(14.4)
Rate per drilling day (US$)	**33,353**	47,910	(30.4)
Utilization rate	**68%**	98%(2)	(30.6)
Number of barge drilling rigs at quarter end	**1**	1	-
Number of barge drilling rigs under Bareboat Charter at quarter end	**3**	3	-

(1) Trinidad commenced its operations in Mexico effective November 2008.
(2) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs, and as a result, it was removed from service and not included in the utilization calculation.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to Trinidad's plans, strategies, objectives, expectations and intentions. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this MD&A. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A may contain forward-looking information and statements pertaining to the completion of announced rig construction programs on a timely basis and on economical terms; the assumption that Trinidad's customers will honour their take-or-pay contracts; fluctuations in the demand for Trinidad's services; the ability for Trinidad to attract and retain qualified personnel, in particular field staff to crew the Company's rigs; the existence of competitors, technological changes and developments in the oilfield services industry; the existence of operating risks inherent in the oilfield services industry; assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; assumptions regarding

commodity prices, in particular oil and natural gas; assumptions respecting supply and demand for commodities, in particular oil and natural gas; assumptions regarding foreign currency exchange rates and interest rates; the existence of regulatory and legislative uncertainties; the possibility of changes in tax laws; and general economic conditions including the capital and credit markets. Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

NON-GAAP MEASURES

This MD&A contains references to certain financial measures and associated per share data that do not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other companies. These financial measures are computed on a consistent basis for each reporting period and include gross margin, gross margin percentage, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of intangible asset, net earnings (loss) before stock-based compensation, net debt and working capital. Please see the Non-GAAP Measures Definitions section of this MD&A for details with respect to definitions of these non-GAAP measures.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, Trinidad's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

PROFILE

Trinidad is a growth oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbols TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 119 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

OVERVIEW

Trinidad delivered sound financial results in the first quarter of 2009 a declining North American drilling market which continued to be hampered by the global economic crisis, negatively impacted both commodity prices and capital spending by exploration and production companies. Although, Trinidad's overall financial results represent a decline from the previous year, the results demonstrate the strength of the Company's market position and its ability to maintain strong margins given the current tumultuous economic environment. The Company took several steps in the first quarter to strengthen its financial position and prudently manage cash outflows. These steps will favourably position the Company to weather weak market conditions and enable it to capitalize on opportunities when market conditions improve.

During the first quarter of 2009, the Company completed the renewal of its $225 million revolving credit facility (as defined in annual consolidated financial statements – note 9). The facility was renewed with no changes in debt covenants and at rates which will allow the Company to maintain a similar effective interest rate as the previous year, given existing market rates. As well, in this quarter, Trinidad substantially reduced its capital expenditure budget for 2009, postponed delivery of six out of its 15 US rig builds until 2010, cancelled the construction of four new service rigs and reduced its quarterly dividend from $0.15 per share to $0.05 per share. These initiatives have allowed the Company to preserve cash flows, lower

projected debt levels and continue to execute on strategic commitments. Trinidad continued to make progress on its 2008/2009 rig build program by delivering two new technologically-innovative rigs into the US on long-term, take-or-pay contracts. The Company also had a very successful quarter in Mexico, with its three land drilling rigs performing extremely well and providing strong gross margins and profitability. The geographic expansion into Mexico continues to reduce the impact of seasonality and provides increased stability to the Company's cash flows along with an entrance into a marketplace with relatively strong demand for new and advanced drilling equipment.

Trinidad's revenue for the quarter decreased by 12.8% or $28.1 million from $219.7 million in 2008 to $191.6 million in 2009, which was a direct result of the current suppressed market conditions impacting commodity prices and overall customer demand. These conditions impacted Trinidad's overall operating days and reduced rig utilization in Canada and the US, as well as the Company's barge drilling rigs year-over-year. Trinidad's total operating days decreased by 1,923 days or 24.2% for the first quarter of 2009, while land drilling rig utilization in Canada and the US and Mexico segments declined by 29.2% and 26.4% respectively. Trinidad's Canadian drilling rig utilization rate, however, continued to outperform the industry average, exceeding the industry rate of 36% by 41.7% for the quarter. In the US and Mexico, the strength and stability of Trinidad's long-term, take-or-pay contracts helped to stabilize dayrates and support utilization levels. During the first quarter of 2009, continued softness in the US barge drilling market negatively impacted Trinidad's barge operations as rates per drilling day and utilization levels decreased compared to the same time frame of 2008. Given the recent economic events impacting the barge drilling market, Trinidad recognized a one-time impairment charge of $23.2 million in the quarter related to the Bareboat Charters (see the Impairment of Intangible Asset section of this MD&A for further details).

Net earnings before impairment of intangible asset declined by 54.9% to $17.5 million or $0.19 per share (diluted) for the first quarter of 2009, in comparison to $38.9 million or $0.44 per share (diluted) in 2008. The net impact of the impairment on earnings per share was a reduction of $0.25 per share (diluted) for the three months ended March 31, 2009. Trinidad's net earnings before impairment of intangible asset during the quarter were also negatively impacted by higher General and Administrative (G&A) expenses, as a result of an increased bad debt provision, and increased income taxes as compared to the same time period of 2008. Offsetting these factors were the additional rigs operating in the US and Mexico segment, marginal increases in dayrates in both the Canadian and US land drilling divisions and decreased interest on long-term debt and reorganization costs year-over-year.

For the first quarter of 2009, Henry Hub natural gas spot prices averaged US $4.60 per mmBtu, a decrease of 47% over the first quarter 2008 average of US $8.64 per mmBtu. West Texas Intermediate crude oil averaged US $43.04 per barrel during the first quarter of 2009, a 56% decline in comparison to US $97.59 per barrel for the same period of 2008. The significant decline in commodity prices has been driven predominantly by global recessionary conditions brought about by volatility in the credit and capital markets. These factors have curbed spending plans for many of Trinidad's customers and had a negative impact on the Company's operations during the first quarter of 2009. While commodity prices recovered somewhat during the quarter compared to the fourth quarter of 2008, there remains considerable price uncertainty for both oil and natural gas due to low levels of demand and continuing high storage levels. Management has taken steps during the first quarter of the year to proactively adjust its operating and administrative cost structure, including a reduction in staffing levels, wage rollbacks and decreased overhead and support infrastructure reflecting the lower activity levels. These measures have been implemented to ensure the Company maintains strong margins in light of potentially lower activity levels. While Trinidad's focus in Canada and the US is on cost management and preservation of market share, the Company is opportunistic with respect to its international expansion initiatives and is pursuing strategic opportunities with limited capital expenditures and a balance between risk and reward.

Trinidad has been built with a strategic vision and a commitment to executing the Company's business plan over the long-term. The basis of our strategy has been and will continue to be focused around maintaining one of the newest, deepest and most technically-advanced fleet of drilling rigs in the industry; expanding our operations geographically to provide additional profitability and diversification to counter market weakness; and maintaining our customer-focused approach which provides strong utilization levels and reduced volatility in our revenue through long-term, take-or-pay contracts. This has created a strong platform for continued profitability and expansion into new markets, while at the same time providing the Company with stability during these challenging and volatile economic times.

QUARTERLY ANALYSIS	2009	2008				2007			
($ millions except per share and operating data)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial Highlights									
Revenue	**191.6**	205.3	191.7	141.2	219.7	145.8	162.2	115.5	206.2
Gross margin	**81.5**	84.2	73.1	53.8	98.4	58.8	70.5	42.6	93.0
Net earnings (loss)	**(5.6)** (1)	21.8(2)	20.4	1.1	38.9	17.9	15.0	4.7	41.9
Depreciation and amortization	**24.0**	25.8	24.0	20.5	24.0	19.0	20.2	14.8	18.3
Loss (gain) on disposal or sale of assets	**4.1**	(29.0)	-	(0.2)	(0.1)	0.2	-	0.1	0.1
Stock-based compensation	**0.7**	0.9	1.2	0.1	0.2	0.4	0.5	0.7	0.8
Future income tax expense (recovery)	**7.8**	19.8	10.3	2.5	9.4	(7.8)	3.3	(3.1)	10.2
Effective interest on financing costs	**1.1**	1.1	1.1	1.1	0.4	1.1	1.1	0.4	0.3
Accretion on convertible debentures	**1.2**	1.2	1.2	1.2	1.8	1.2	1.0	-	-
Unrealized foreign exchange (gain) loss	**(5.0)**	(22.0)	(6.6)	0.9	(4.1)	0.2	5.3	5.8	1.2
Impairment of intangible asset or goodwill	**23.2**	38.2	-	-	-	-	-	-	-
Cash flow from operations before change in non-cash working capital	**51.5**	57.8	51.6	27.2	70.5	32.2	46.4	23.4	72.8
Earnings (loss) per share (diluted)	**(0.06)**	0.23	0.21	0.01	0.44	0.21	0.18	0.05	0.49
Cash flow from operations before change in non-cash working capital per share (diluted)	**0.55**	0.60	0.53	0.31	0.75	0.38	0.55	0.27	0.86
Operating Highlights									
Land Drilling Market									
Operating days – drilling									
Canada	**2,545**	3,034	3,411	1,742	4,009	2,135	2,718	1,165	3,817
United States and Mexico (3)	**3,243**	3,757	3,861	3,783	3,675	3,399	3,305	2,944	2,464
Rate per drilling day									
Canada (CDN$)	**25,132**	26,358	21,772	23,219	24,517	23,631	21,746	23,527	26,063
United States and Mexico (CDN$) (3)	**27,124**	26,418	22,668	21,565	21,735	21,404	23,265	24,927	25,506
United States and Mexico (US$) (3)	**21,961**	22,882	22,049	21,449	21,636	21,650	21,978	21,996	21,861
Utilization rate – drilling									
Canada	**51%**	61%	63%	31%	72%	37%	47%	20%	69%
United States and Mexico (3)	**64%**	80%	85%	87%	87%	83%	85%	88%	85%
CAODC industry average	**36%**	43%	48%	20%	56%	37%	39%	17%	59%
Number of drilling rigs at quarter end									
Canada	**57**	57	60	62	62	64	64	64	63
United States and Mexico (3)	**58**	56	50	48	48	46	43	38	37
Utilization for service rigs	**41%**	45%	49%	29%	62%	57%	46%	23%	73%
Number of service rigs at quarter end	**23**	23	20	20	20	20	20	21	20
Number of coring and surface casing rigs at quarter end	**20**	20	20	20	20	20	20	17	17
Barge Drilling Market (4)									
Operating days	**245**	347	305	361	272	352	352	-	-
Rate per drilling day (CDN$)	**41,183**	47,583	40,678	41,500	48,128	47,536	51,904	-	-
Rate per drilling day (US$)	**33,353**	41,401	39,620	41,268	47,910	47,991	49,050	-	-
Utilization rate	**68%**	94%	83%	100%	98% (5)	96%	100%	-	-
Number of drilling rigs at quarter end	**1**	1	1	1	1	1	1	-	-
Number of drilling rigs under Bareboat Charter Agreements at quarter end	**3**	3	3	3	3	3	3	-	-

(1) Includes impairment of intangible asset charge of $23.2 million.
(2) Includes impairment of goodwill charge of $38.2 million.
(3) Trinidad commenced its operations in Mexico effective November 2008.
(4) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis effective July 2007.
(5) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and, as a result, it was removed from service and not included in the utilization calculation.

An assessment or comparison of Trinidad's quarterly results, at any given time, requires consideration of crude oil and natural gas commodity prices and seasonality. Commodity prices ultimately drive the level of exploration and development activities carried out by the Company's customers and the associated demand for the oilfield services provided by Trinidad. Generally speaking, North American markets have greater exposure to natural gas prices while international markets are more heavily weighted to crude oil projects. From a seasonality perspective, Trinidad operates a substantial number of rigs in western Canada and therefore operations are impacted by weather and seasonal factors. The winter season, which incorporates the first quarter, is generally a busy period in western Canada as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period, melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters in western Canada are usually representative of average activity levels.

Trinidad's continued expansion into the US and Mexican markets has reduced the Company's overall exposure to the seasonal factors that are present in its Canadian operations. Operators in the US and Mexico have more flexibility to work throughout the year. This increased number of available operating days has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle. This was evident throughout 2007 and 2008 as Trinidad expanded its operations in the US land and barge rig markets and in the fourth quarter of 2008 into Mexico.

Throughout 2007, Canadian drilling operations faced declining market conditions as a result of lower commodity prices and concerns over high natural gas storage levels. Canadian dayrates decreased due to these conditions and the industry experienced lower utilization levels from the second quarter of 2007 onwards, in comparison to the same period in the prior year. The market downturn in Canadian drilling during the second quarter of 2007, as well as unrealized foreign exchange losses throughout the period due to declines in the US currency, caused a decrease in net earnings and the related per share data to the end of 2007. The fourth quarter of 2007 was particularly impacted in western Canada as the Alberta Government announced a new royalty regime which resulted in many of Trinidad's key customers reducing their spending levels.

Overall, in 2008 Trinidad rebounded strongly from 2007 in both the western Canadian and US drilling markets, as dayrates and utilization levels generally improved. The Company's revenue also continued to grow as a result of acquisitions, redeployment of existing under-utilized assets into higher activity levels, the continued deployment of rigs under previous rig construction programs and an improvement in market conditions. Upward momentum in Trinidad's operations was evident throughout 2008 as reflected in the growth in the Company's revenue, gross margin and EBITDA. However, a goodwill impairment charge, higher interest, depreciation expense, increased income taxes and reorganization costs from conversion back to a corporation downwardly impacted net earnings during the year.

RESULTS FROM OPERATIONS

Canadian Drilling Operations

Three months ended March 31, *(\$ thousands except percentages and operating data)*	**2009**	2008	% Change
Revenue	**78,228**	132,104	(40.8)
Operating expense	**46,830**	72,262	(35.2)
Gross margin	**31,398**	59,842	(47.5)
Gross margin percentage	**40.1%**	45.3%	
Operating days – drilling	**2,545**	4,009	(36.5)
Rate per drilling day (CDN$)	**25,132**	24,517	2.5
Utilization rate – drilling	**51%**	72%	(29.2)
CAODC industry average	**36%**	56%	(35.7)
Number of drilling rigs at quarter end	**57**	62	(8.1)
Utilization rate for service rigs	**41%**	62%	(33.9)
Number of service rigs at quarter end	**23**	20	15.0
Number of coring and surface casing rigs at quarter end	**20**	20	-

During the first quarter of 2009, Trinidad's Canadian drilling operating segment was negatively impacted by decreased industry activity levels driven by lower commodity prices and reduced customer spending. The first quarter is typically the most active in Canada due to winter weather conditions that facilitate drilling in northern regions. However, with the weakness in commodity prices as a result of global recessionary conditions, Trinidad's customers significantly reduced their drilling programs. These events lowered demand for oilfield services, placed additional downward pressure on pricing and led to a reduction in revenue, gross margin, operating days and drilling rig utilization for the Canadian Drilling segment as compared to the first quarter of 2008. Although activity levels and associated financial metrics were lower in the quarter, Trinidad maintained its ability to achieve substantially higher utilization rates than industry averages. The Company was also able to preserve its gross margin percentage and dayrates at levels consistent with the fourth quarter in 2008.

Revenue decreased by \$53.9 million or 40.8% from \$132.1 million in 2008 to \$78.2 million in 2009 due to lower rig utilization, lower operating days and rig redeployments. The Canadian drilling segment had five less rigs in its fleet, as compared to the same time period of 2008, as a result of redeployments to the Company's US and Mexico operations, which is reflected in the revenue decline. However, the deterioration of commodity pricing, and the associated reduction in customer activity, was the main driver of the lower year-over-year revenue. Overall dayrates improved marginally for the quarter, as compared to the same time period of 2008, increasing by 2.5% year-over-year. This increase was due to a deeper-capacity drilling rig mix operating in the quarter as compared to last year and the flow through of wage rate increases to operators from the second half of 2008. Trinidad's ability to maintain relatively stable dayrates in a highly competitive environment reflects the strength of the Company's long-term, take-or-pay contracts and the high quality of its equipment.

Operating costs as a percentage of revenue increased from 54.7% in the first quarter of 2008 to 59.9% in 2009, thus decreasing Trinidad's Canadian drilling segment's gross margin percentage year-over-year. Gross margin for the Canadian Drilling segment was \$31.4 million or 40.1% of revenue compared to \$59.8 million or 45.3% of revenue in the first quarter of 2008. The main drivers behind this decrease were the declines in utilization and profitability for the coring and service rig operations also included in this segment. Due to its involvement in the oilsands projects in northern Alberta, Trinidad's coring operations have been particularly impacted by producer spending cuts. Despite the substantial decline in overall industry activity levels, profitability in the Canadian drilling rig operations experienced only a slight decrease compared to the same period last year. This was achieved through management cost control initiatives and a shift in rig utilization mix to the deeper capacity drilling rigs. In response to the challenging conditions in the Canadian market, the Company continues to take steps to streamline its operations, reduce costs and pursue opportunities to maximize utilization across the fleet.

The CAODC reported industry utilization for the first three months of 2009 at 36%, down from 56% from the same period in 2008 and the weakest start to the winter drilling season since the early 1990's. On average 320 rigs were drilling in the first quarter of 2009 compared to 498 for the same time period of 2008, representing a 35.7% decrease year-over-year. A positive industry trend that continues to benefit Trinidad is the shift towards directional and horizontal wells away from conventional vertical wells. Directional and horizontal wells increased to 50% of the total wells drilled in the quarter compared to 42% in 2008. As well, the percentage of total well licenses issued for directional and horizontal wells increased to 48%, up from 32% from the same time period of 2008. Both of these statistics indicate the ongoing shift towards these more technically-challenging wells and demonstrate the increasing proportion of capital being deployed by producers towards the unconventional resource plays in the Western Canadian Sedimentary Basin. Trinidad anticipates this trend to continue over the longer-term as more robust economics on the deeper plays are driving more activity than the shallower plays even in today's challenging environment. Trinidad's rigs are purpose built for these deeper, more technically-challenging resource plays and this shift in focus by exploration and production companies has further differentiated Trinidad from its peer group and the industry as a whole. Historically, Trinidad has exceeded industry average rig utilization as a result of its deeper drilling focus. Trinidad continued this trend in the first quarter of 2009 by outperforming industry utilization in Canada by over 40%, achieving rig utilization of 51% as compared to the industry average of 36%.

Trinidad's service rig activity declined 33.9% from the prior year period, with the service rig fleet generating 41% utilization in the first quarter of 2009 compared to 62% in the same time period of 2008. This reduction was a result of lower service rig demand due to decreased drilling activity, fewer well completions and decreased spending on production maintenance of existing wells. Trinidad's coring and surface casing rigs were negatively impacted in the quarter by large cutbacks in oilsands projects as compared to the first quarter of 2008. The drastic drop in oil prices year-over-year resulted in the reduction of capital spending by oilsand producers, which has had a significant impact on this division's financial and operating results in the first quarter of 2009.

United States and Mexico Drilling Operations

Three months ended March 31, ***($ thousands except percentages and operating data)***	**2009**	2008	% Change
Revenue	**94,244**	84,313	11.8
Operating expense	**50,728**	46,442	9.2
Gross margin	**43,516**	37,871	14.9
Gross margin percentage	**46.2%**	44.9%	
Land Drilling Rigs			
Operating days – drilling	**3,243**	3,675	(11.8)
Rate per drilling day (CDN$)	**27,124**	21,735	24.8
Rate per drilling day (US$)	**21,961**	21,636	1.5
Utilization rate – drilling	**64%**	87%	(26.4)
Number of drilling rigs at quarter end	**58**	48	20.8
Barge Drilling Rigs			
Operating days – drilling	**245**	272	(9.9)
Rate per drilling day (CDN$)	**41,183**	48,128	(14.4)
Rate per drilling day (US$)	**33,353**	47,910	(30.4)
Utilization rate – drilling	**68%**	98% (1)	(30.6)
Number of barge drilling rigs at quarter end	**1**	1	-
Number of barge drilling rigs under Bareboat Charter at quarter end	**3**	3	-

(1) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Following the expansion of operations into Mexico, Trinidad has included the results of operations for Mexico with the operating results of its US operations. Accordingly, this segment is named United States and Mexico Drilling Operations.

In recent years, short-term concerns over oil and natural gas commodity prices did not impact the demand for US drilling services to the extent experienced in Canada, as US exploration and production companies tended to take a longer-term view and focused on developing long-life resource plays. However, in the fourth quarter of 2008, Trinidad began to note a decline in demand as customers reacted to reduced levels of cash flow, limited access to credit and lower expectations for oil and natural gas commodity prices. In the first quarter of 2009, the Company's US and Mexico drilling operations segment experienced a 26.4% decline in utilization levels compared with the prior year, realizing 64% utilization in the first quarter of 2009 compared with 87% utilization in the same period of 2008. Although utilization in the quarter decreased, a high proportion of the new rigs introduced into the Company's core US markets are secured by long-term, take-or-pay contracts, helping to shield Trinidad from the impact of an overall decline in exploration and development activities.

Revenue for the US and Mexico drilling operations segment increased by $9.9 million or 11.8% for the quarter, to $94.2 million, from $84.3 million in 2008. Growth in revenue resulted from the expansion of the US and Mexico fleet, which increased by ten rigs year-over-year, inclusive of three rigs that were transferred from Trinidad's Canadian drilling fleet to Mexico during the fourth quarter of 2008 and two new rigs delivered into operations in the first quarter of 2009 as part of the 2008/2009 rig construction program. As well, the active land drilling rig mix changed significantly year-over-year, with the majority of revenue being driven from the segment's deeper rigs under long-term contracts. This resulted in increased dayrates, but at the same time lowered total operating days, as fewer rigs were working during the quarter as compared to last year. Partly offsetting these gains, year-over-year, was the reduction in utilization and dayrates in Trinidad's barge drilling rig division. The near term outlook for the barge drilling rig division also resulted in the recording of a one-time impairment charge on the Bareboat Charter intangible asset. Prior to the impairment, the amortization expense of the Bareboat Charter intangible asset was netted against the Bareboat Charter revenue.

Operating expenses for the quarter increased by 9.2% from $46.4 million in 2008 to $50.7 million in 2009, while gross margin percentage also increased from 44.9% to 46.2%. After removing the impact on revenue from the Bareboat Charter intangible asset impairment, gross margin percentage for the quarter was 43.9%, or a 1.0% decline from levels achieved in the same quarter of 2008. This 1.0% decline was in relation to the deterioration of the barge drilling rig market, which reduced overall demand for Trinidad's barge drilling rigs. As well, additional expenses related to start-up costs, employing additional field supervisors to manage the growing US fleet and improved safety requirements, led to increases in overall operating expenses.

Baker Hughes drilling utilization reports that industry activity levels in the US have declined steeply over the past six months with the current April 2009 land rig count below 1,000 rigs, down by close to 60% from the peak in the fall of 2008. The Baker Hughes average active land rig count for the first quarter of 2009 was 1,280 rigs, which was down 24% from the same time period of 2008 with 1,689 active rigs. Trinidad's average utilization for the first quarter of 2009 in the US and Mexico land drilling segment was 64%, representing a 26.4% decline from levels achieved in 2008. Trinidad experienced a significant decline in utilization on the Company's non-contracted rigs given the change in market fundamentals over the latter part of 2008 and early 2009. Helping to offset this over the course of 2009 will be the rig fleet booked under long-term, take-or-pay contracts, which as of May 5, 2009 was approximately 60% of the total US and Mexico fleet. Another factor that will continue to help with utilization in 2009 is the growing level of directional and horizontal wells being drilled as a percentage of total wells drilled in the US. According to Baker Hughes, on average the total rigs drilling directional and horizontal wells increased to 54% of the total wells drilled in the first quarter of 2009 compared to 43% for the same time period of 2008. Although the average number of land rigs drilling horizontal and directional wells fell year-over-year by close to 14%, the impact on the land rigs drilling the easier vertical wells was much more significant, with these wells declining by more than 45%. Both of these trends indicate the shift towards more technically-challenging wells and demonstrate the increasing proportion of capital being deployed by producers towards the unconventional resource plays in the US market. As in Canada, Trinidad is strongly positioned to capitalize on this trend, as the Company's US and Mexico rig fleet is better suited for the deeper, more technically-challenging wells.

During the first quarter of 2009, the demand for Trinidad's barge drilling rigs continued to show signs of softening with operating days, rates per drilling day and utilization all decreasing as compared to the same time frame of 2008. These declines were a direct result of the weakening US economy which in turn suppressed commodity prices, reducing overall demand for barge drilling activity. During the first quarter of 2009, barge drilling rig industry utilization in the Gulf of Mexico was approximately 22% (source: Delta Towing, L.L.C.), demonstrating the significant impact the decline in the US economy and commodity prices have had on the barge drilling market. Given Trinidad's strong track record for superior

performance and quality customer relationships, the Company was able to generate utilization of 68% for the quarter, well above industry levels. Of the Company's four barge rigs, three were working steadily during the quarter at 82% utilization, with the fourth starting to work again in March, generating utilization of 77% for the month. Two of Trinidad's barge drilling rigs are still contracted to work until the latter part of the third quarter in 2009, with the other two currently working on spot projects on a monthly basis. Moving forward, Trinidad expects the barge rig segment to continue to be an important component of the Company's business. This segment has added both asset and geographical diversification to Trinidad and presents a strong opportunity to expand into other jurisdictions following the return of more robust market conditions.

The first quarter of 2009 was very successful for Trinidad in Mexico. The three land drilling rigs working in Mexico performed extremely well and exceeded operating performance targets. The three rigs are operating in the southern edge of the Chicontepec field in central eastern Mexico. The rigs are contracted to work at a utilization rate of 100% for an initial term of six months, with a further six month extension at the customer's option. Trinidad fully expects that the three rigs will remain in Mexico for the foreseeable future and is actively pursuing opportunities to add to the Company's fleet in Mexico. The move into Mexico follows Trinidad's overall strategy of initially moving a small number of rigs into new areas of opportunity, developing a strong reputation locally through high performance and a customer-focused approach, and then expanding its operations. While onshore drilling in Canada and the US is down significantly year-over-year, drilling in Mexico's onshore fields is up by more than 20% since the third quarter of 2008 (source: Baker Hughes). Trinidad's expansion into Mexico is in response to this growth in drilling programs and the strong demand for quality drilling equipment. It also allows Trinidad to strategically redeploy rigs from areas which are subject to the impacts of seasonality or where assets are under-utilized.

Construction Operations

Three months ended March 31, ***($ thousands except percentage data)***	**2009**	2008	% Change
Revenue [1]	**38,254**	11,591	230.0
Operating expense [1]	**31,664**	10,876	191.1
Gross margin	**6,590**	715	821.7
Gross margin percentage	**17.2%**	6.2%	

(1) Includes inter-segment revenue and costs of $19.1 million (2008 - $8.4 million).

On January 1, 2009 Trinidad amalgamated all of its oilfield equipment manufacturing and construction businesses into one segment retaining the name Victory Rig Equipment Corporation, which combined Victory's and Trinidad's existing construction operations. The integration of the businesses into one division will provide a unique and seamless ability to deliver the complete cycle of drilling solutions from equipment sales, rig design and engineering, manufacturing and after-market support services.

Revenue from construction operations increased by $26.7 million from $11.6 million in 2008 to $38.3 million in 2009, while operating expenses increased $20.8 million from $10.9 million to $31.7 million over the same time period. Gross margin as percentage of revenue increased from 6.2% for the first quarter of 2008 to 17.2% for 2009. Increased profitability in the manufacturing division was mostly due to significant progress achieved in the quarter on the construction of three drilling rigs for a third party customer. One of these rigs was delivered in the first quarter of 2009 with the remaining two rigs expected to be delivered in the second quarter. The total build costs for these rigs is expected to be lower than originally anticipated and the revision in cost estimates positively impacted profitability for the segment in the first quarter. Construction revenue also included $19.1 million of inter-segment construction work performed during the quarter in conjunction with the 2008/2009 rig construction program, in comparison with $8.4 million in the same period of 2008. Trinidad's Construction segment is manufacturing six of the nine rigs under this program. The segment completed the construction and delivery of one drilling rig to the US in the first quarter of 2009, with two completed now in total, and the remaining four rigs expected to be deployed by the end of the third quarter of this year.

GENERAL AND ADMINISTRATIVE

Three months ended March 31, *($ thousands except percentage data)*	**2009**	2008	% Change
General and administrative expenses	**16,397**	11,423	43.5%
% of revenue	**8.6%**	5.2%	

For the first quarter of 2009, G&A expenses increased $5.0 million or 43.5% to $16.4 million from $11.4 million in 2008. Given the current economic conditions impacting the oil and natural gas industry in North America, Trinidad's management increased the allowance for doubtful accounts reserve by $2.8 million during the quarter, which is included in G&A expenses. At March 31, 2009, the reserve in the Company's accounts receivable was $7.5 million (2008 - $4.9 million) and is anticipated to be sufficient to cover the Company's existing exposure to potentially uncollectible accounts receivable. G&A expenses also increased as a result of the acquisition of Victory Rig Equipment and the expansion into Mexico in the second-half of 2008. Excluding the additional bad debt provision, G&A expenses were 7.1% of revenue compared to 5.2% in the first quarter of 2008. The increase is due to the fixed nature of these costs combined with the decrease in revenue as a result of lower activity levels.

INTEREST

Three months ended March 31, *($ thousands)*	**2009**	2008	% Change
Interest on long-term debt	**4,632**	6,757	(31.4)
Effective interest on deferred financing costs	**439**	418	5.0
	5,071	7,175	(29.3)
Interest on convertible debentures	**6,861**	6,828	0.5
Effective interest on deferred financing costs	**664**	658	0.9
Accretion of convertible debentures	**1,276**	1,168	9.2
	8,801	8,654	1.7

Interest on long-term debt for the three month period ending March 31, 2009 was $5.1 million, a decrease of $2.1 million or 29.3% as compared to the comparable period of 2008. Proceeds from an equity financing completed in June 2008 and cash flow from operations were used to reduce the overall indebtedness of the Company. Long-term debt levels were lower by 9.4% from $422.0 million at March 31, 2008 to $382.3 million at March 31, 2009, which, in addition to reductions in the BA and LIBOR rates has resulted in reduced interest costs on both the term and revolving facilities.

Interest and accretion on convertible debentures for the first quarter of 2009 was $8.8 million, a 1.7% increase as compared to the same time frame of 2008. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the three months ended March 31, 2009, Trinidad recorded associated interest expense of $6.9 million. Please refer to the section of the MD&A titled "Liquidity and Capital Resources – Convertible Debentures" for details on Trinidad's ability to acquire up to 10% of the convertible debentures public float by way of normal course issuer bid (NCIB).

STOCK-BASED COMPENSATION

Three months ended March 31, *($ thousands)*	**2009**	2008	% Change
Stock-based compensation	**691**	169	308.9

Stock-based compensation expense was $0.7 million for the three months ended March 31, 2009, representing an increase of $0.5 million as compared to the same time period of 2008. The majority of this increase is directly related to Trinidad establishing and issuing options under two new incentive programs, the Performance Share Unit Plan (PSU Plan) and the Deferred Share Unit Plan (DSU Plan).

During 2008, Trinidad established a PSU Plan to provide an opportunity for officers and employees of Trinidad and its affiliates to promote further alignment of interests between employees and shareholders and to participate in the growth and development of the Company. Each PSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average Trinidad share price for the five days preceding payment. When Trinidad pays dividends, the value is credited as additional PSUs on the dividend payment date. As at March 31, 2009, there were

865,199 PSUs (March 31, 2008 - nil) outstanding, with a compensation expense recorded of $0.3 million for the three months ended March 31, 2009 (March 31, 2008 - $nil).

During 2008, the Company established a DSU Plan to provide a compensation system for members of the Board of Directors that is reflective of the responsibility, commitment and risk accompanying Board membership. Each DSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average share price for the five days preceding payment. DSUs granted are exercisable upon resignation or termination from the Board of Directors. Similar to the PSUs, when dividends are paid the value is credited as additional DSUs on the dividend payment date. As at March 31, 2009, there were 139,013 DSUs (March 31, 2008 - nil) outstanding, with a compensation expense recorded of $0.3 million for the three months ended March 31, 2009 (March 31, 2008 - $nil).

FOREIGN EXCHANGE GAIN

Three months ended March 31, ***($ thousands)***	**2009**	2008	% Change
Foreign exchange gain	**(4,897)**	(4,382)	11.8

Trinidad's foreign exchange gain for the quarter was $4.9 million as compared to a $4.4 million gain in the corresponding quarter of 2008. Although there was a considerable weakening of the Canadian dollar versus the US dollar during the first three months of 2009, as compared to the same time frame of 2008, the impact on Trinidad's financial statements has been minimized given a significant decrease in intercompany balances between Canada and the US. In an effort to minimize the impact on foreign exchange fluctuations for the Company, during the first quarter of 2009, Trinidad capitalized a significant portion of the Company's intercompany balances to equity within the US and Mexico reporting segment. This intercompany balance was the result of rig transfers from Canada to the US and Mexico in 2008 and the ongoing rig construction program that is funded through the Canadian revolving credit facility.

The remaining foreign exchange gain of $4.9 million is due to Trinidad's US and Mexico operations continuing to be a significant contributor to the overall operations of the Company. As a result, upon consolidation, Trinidad's US and Mexico operations are considered to be self-sustaining and therefore, gains and losses due to fluctuations in the foreign currency exchange rates are recorded in Other Comprehensive Income (OCI) on the balance sheet as a component of equity. However, gains and losses in the Canadian entity on remaining US denominated intercompany balances continue to be recognized in the statement of operations. The $4.9 million gain corresponds to an equal and offsetting unrealized loss in the US and Mexico subsidiary included in OCI.

DEPRECIATION AND AMORTIZATION

Three months ended March 31, ***($ thousands)***	**2009**	2008	% Change
Depreciation	**23,834**	23,992	(0.7)
Amortization of intangible assets	**144**	-	-
Loss (gain) on disposal or sale of assets	**4,107**	(93)	(4,516.1)

Depreciation expense for the quarter was $23.8 million, which was directly in line with expense levels in the first quarter of 2008. As a percentage of revenue, depreciation expense was 12.4% in the quarter compared to 10.9% in the same period of 2008. The increasing proportion of drilling rigs with deeper drilling depth capabilities has added to the capital cost of Trinidad's capital asset base and led to increased overall depreciation. As well, the strengthening of the US dollar in relation to the Canadian dollar in the first quarter of 2009, as compared to 2008, resulted in higher depreciation expense for the US and Mexico rigs in Canadian dollars. These increases were offset by a sharp decline in Trinidad's drilling rig utilization and associated reduction in operating days for the quarter as compared to 2008, thus decreasing depreciation expense in both the Canadian and US drilling divisions.

With the acquisition of Victory, Trinidad acquired intangible assets of $4.3 million, which were comprised of patent technology, customer relationships, trade name and non-compete agreements. For the three month period ending March 31, 2009, amortization related to these intangibles was $0.1 million.

During the first quarter of 2009 Trinidad recognized a loss on disposal of assets of $4.1 million. This loss on disposal was related to the replacement of 15 diesel engines on five US based rigs during the quarter.

IMPAIRMENT OF INTANGIBLE ASSET

Three months ended March 31, *($ thousands)*	**2009**	2008	% Change
Impairment of intangible assets	**23,189**	-	-

During the quarter, the Company recorded an intangible impairment charge of $23.2 million related to the Bareboat Charters. The intangible asset was recognized in connection with the acquisition of Axxis on July 5, 2007. The original value of $39.6 million was related to the US$12.5 million annual payments to be paid to the former owners of Axxis in relation to the Bareboat Charters. The intangible asset was being amortized over the period of payment term, ending July 2010. Management concluded the remaining value of $23.2 million was fully impaired based on the outlook for the barge drilling market and its adverse effect on the Bareboat Charters up until July 2010. The entire amount has been recognized as an impairment of intangible assets in the statement of operations for the quarter ended March 31, 2009.

REORGANIZATION COSTS

Three months ended March 31, *($ thousands)*	**2009**	2008	% Change
Reorganization costs	-	2,549	-

Trinidad incurred one-time costs of $2.5 million in the first quarter of 2008 relating to its conversion from an income trust to a corporation. Reorganization costs included charges for shareholder communication, legal counsel, development and execution of fairness opinions and charges in relation to revising and updating necessary legal documents for Trinidad's new corporate structure.

INCOME TAXES

Three months ended March 31, *($ thousands)*	**2009**	2008	% Change
Current tax expense	**2,011**	631	218.7
Future tax expense	**7,805**	9,398	(17.0)

The increase in the current tax expense of $1.4 million is mostly related to increased profits in the Company's construction operations. The increased profitability in this segment, coupled with a declining tax shield on earnings, has resulted in increased current taxes.

The decrease in future taxes of $1.6 million is due to several factors experienced in the current quarter compared to the same period in 2008. The reduction of net income and the graduated reduction in the federal corporate tax rate are reflected in this decline. Also reducing the potential income tax expense is the reversal of future tax assets sooner than expected due to increased profitability in the Construction segment.

NET EARNINGS (LOSS) AND CASH FLOW

Three months ended March 31, *($ thousands except per share data)*	**2009**	2008	% Change
Net earnings (loss)	**(5,649)**	38,912	(114.5)
Per share (diluted)	**(0.06)**	0.44	(113.6)
Net earnings before impairment of intangible assets	**17,540**	38,912	(54.9)
Per share (diluted)	**0.19**	0.44	(56.8)
Cash flow from operations	**37,302**	46,547	(19.9)
Per share (diluted)	**0.40**	0.45	(11.1)
Cash flow from operations before change in non-cash working capital	**51,480**	70,510	(27.0)
Per share (diluted)	**0.55**	0.75	(26.7)

For the three month period ending March 31, 2009, Trinidad's consolidated net loss was $5.6 million (a net loss of $0.06 per share (diluted)), a decrease of $44.6 million or 114.5% from net earnings of $38.9 million ($0.44 per share (diluted)) in 2008. The key factor impacting net earnings in the quarter was an impairment of intangible assets charge of $23.2 million (see the Impairment of Intangible Assets section of this MD&A for further details). Net earnings before impairment of intangible assets decreased by 54.9% to $17.5 million for the first quarter of 2009 as compared to $38.9 million in the same period of 2008. Net earnings before impairment of intangible assets decreased year-over-year as a result of suppressed industry activity impacted by lower commodity prices and capital spending. This led to lower revenues, utilization and operating days as well as gross margin across Trinidad's Canadian and US and Mexico operating segments. Increases in G&A expenses in relation to bad debt expense, as well as increases in income taxes, also negatively impacted Trinidad's net earnings for the quarter as compared to the same time period of 2008. This was partly offset by additional rigs operating in the US and Mexico segment along with marginal increases in dayrates in both the Canadian and US land drilling division's year-over-year. As well, decreases in interest on long-term debt and reorganization costs year-over-year helped to offset the declines in net earnings.

Cash flow from operations for the first quarter of 2009 decreased by 19.9% from $46.5 million ($0.45 per share (diluted)) in 2008 to $37.3 million ($0.40 per share (diluted)) in 2009. The decrease is a result of reduced earnings for the quarter as compared to the same time period of 2008, given the depressed market conditions impacting commodity prices and oil and natural gas drilling activity. This decline was offset by movements in non-cash working capital due to decreases in both the Company's accounts receivable and prepaids balances year-over-year. The decreases in accounts receivable was due to collections obtained on year-end 2008 balances during the quarter, whereas in the first quarter of 2008 accounts receivable balances increased from 2007 year-end levels.

Cash flow from operations before changes in non-cash working capital for the first quarter decreased by 27.0% from $70.5 million ($0.75 per share (diluted)) in 2008 to $51.5 million ($0.55 per share (diluted)) in 2009. The main contributor to the decrease was the decline in net earnings before impairment of intangible asset.

LIQUIDITY AND CAPITAL RESOURCES

	March 31,	December 31,
($ thousands except percentage data)	**2009**	2008
Working capital [1]	**103,930**	85,789
Current portion of long-term debt	**17,121**	16,844
Long-term debt [2]	**365,228**	321,768
Convertible debentures [3]	**325,229**	323,381
Total debt	**707,578**	661,993
Total debt as a percentage of assets	**38.0%**	35.6%
Net debt [1]	**586,527**	559,360
Net debt as a percentage of assets	**31.5%**	30.0%
Total assets	**1,863,534**	1,862,064
Total long-term liabilities	**797,591**	742,692
Total long-term liabilities as a percentage of assets	**42.8%**	39.9%
Shareholders' equity	**926,473**	919,471
Total debt to shareholders' equity	**76.4%**	72.0%
Net debt to shareholders' equity	**63.3%**	60.8%

(1) Readers are cautioned that working capital and net debt do not have standardized meanings prescribed by GAAP – see "Non-GAAP Measures".
(2) Long-term debt is reflected net of associated transaction costs.
(3) Convertible debentures are reflected net of the related equity component and associated transaction costs.

Trinidad's working capital increased in the first quarter of 2009 by $18.1 million to $103.9 million compared to $85.8 million at December 31, 2008. This increased working capital position provides Trinidad with increased financial flexibility given the current economic climate. Trinidad's long-term debt increased by $43.7 million, or 12.9%, from $338.6 million at the end of 2008 to $382.3 million at March 31, 2009. Trinidad's net debt, long-term debt less positive working capital, increased by $27.2 million or 4.9% from $559.4 million as at December 31, 2008 to $586.5 million as at March 31, 2009. These increases were a result of increases on the revolving credit facility to fund capital requirements on Trinidad's 2008/2009 rig construction program in excess of cash flows. Trinidad expects cash flow from operations and the Company's various sources of financing to be sufficient to meet its debt repayments, future obligations and to fund planned capital expenditures. The Company's ability to generate positive cash flow from operations will allow it to be in a position to potentially reduce indebtedness or take advantage of growth opportunities that may present themselves over the remainder of 2009.

Despite the recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its capital structure. On February 12, 2009, Trinidad announced the early renewal of the Company's revolving credit facility (the "Revolver"). The Revolver was resized from $250.0 million to $225.0 million. The Revolver is backed by a syndicate group which includes major Canadian, US and international financial institutions. Trinidad chose to reduce its existing revolver level by $25.0 million due to current financial market conditions and the costs associated with having access to funds the Company does not believe it will need. At March 31, 2009, Trinidad had drawn approximately $96.0 million, or 42.7%, of its renewed $225.0 million revolver. Barring unforeseen circumstances, the Company does not anticipate that it will need to access the full capacity of the revolver in 2009 or 2010. The Revolver is due for renewal annually, with the next renewal scheduled for April 2010. Trinidad has no indication that renewal would not be granted, but to the extent that it is not granted, repayments of the outstanding balance would not be due until April 2011. The terms adjusted by the renewal of the revolver were only those associated with the terms of the revolving facility itself. All remaining long-term debt facilities and financial covenants remain unchanged. Based on current interest rates, Trinidad does not expect that its 2009 effective interest rate will change significantly from its 2008 level. The Revolver is covered by the same debt covenants as Trinidad's other term debt. Trinidad is currently well within all debt covenants and does not anticipate any concerns with respect to these covenants in the foreseeable future. The covenant calculations all exclude the Company's convertible debentures.

Current financial performance is well in excess of the financial ratio covenants under the revolving and term facilities (the "Facilities") as reflected in the table below:

RATIO	March 31, 2009	December 31, 2008	THRESHOLD
Current Ratio(1)	**1.91:1**	1.71:1	1.20:1 minimum
Leverage(2)	**1.74:1**	1.43:1	2.5:1 maximum
Interest Coverage(3)	**10.22:1**	10.14:1	5.0:1 minimum
Fixed Charge Coverage(4)	**8.23:1**	9.03:1	1.25:1 minimum
Distribution Payout(5)	**40.83%**	36.25%	85% maximum

(1) Current Ratio means, the ratio of consolidated current assets (excluding cash and cash equivalents) to consolidated current liabilities (excluding the current portion of the Facilities outstanding).
(2) Leverage Ratio means, the ratio of (i) consolidated total debt (excluding convertible debentures) to (ii) consolidated EBITDA for the trailing twelve months (TTM).
(3) Interest Coverage Ratio means, calculated on a TTM basis, the ratio of (i) consolidated EBITDA to (ii) consolidated Cash Interest Expense (excluding interest paid under the convertible debentures) for the TTM.
(4) Fixed Charge Coverage Ratio means, calculated on a TTM basis, the ratio of (i) consolidated EBITDA minus (a) capital expenditures which are not financed under the Facilities and (b) current taxes to (ii) consolidated Fixed Charges. Fixed Charges are defined as the sum of (a) Cash Interest Expense (excluding interest paid on the convertible debentures), (b) scheduled principal repayments due during the period and (c) commitment fees relating to the issuance of debt.
(5) Distribution Payout Ratio means, calculated on a TTM, the ratio of Restricted Payments to Excess Cash Flow. Restricted Payments include dividends, distributions, purchase of stock or stock equivalents under NCIB and interest payments on convertible debentures. Excess Cash Flow is calculated as consolidated net earnings (loss) adjusted for items including depreciation and amortization, future income taxes, unrealized foreign exchange gains (losses), stock-based compensation and interest expense on the convertible debentures.

More specific information regarding the debt covenants is available in the credit facility agreement which has been filed with SEDAR and can be accessed at www.sedar.com. Following the renewal of the Revolver, Trinidad has no significant term-debt repayment required until April 2011.

The following table summarizes Trinidad's existing term-debt facilities:

Debt Facility	Currency	Amount	Maturity	Repayment requirements
Revolving credit facility	CDN $	$225.0 million	Next renewal in April 2010	If not renewed, repayment due 364 days later
Five-year term facility	CDN $	$100.0 million	May 1, 2011	1% amortization, balloon repayment at maturity
Five-year term facility	US $	$125.0 million	May 1, 2011	1% amortization, balloon repayment at maturity

The Facilities are secured by a general guarantee over the assets of the Company and its subsidiaries.

On February 19, 2009, Trinidad announced its updated capital expenditure budget for 2009. The reduced budget includes changes to Trinidad's previously announced rig construction programs, most notably a 12-month delay in the delivery of six new drilling rigs and the cancellation of four new service rigs. Given the uncertain economic environment, Trinidad believes that a reduction in capital spending and lower expected debt levels for 2009 is the prudent direction to take. The decision to delay the construction of six drilling rigs was reached in conjunction with the Company's customers, reflecting the strength of these relationships and their ongoing need for Trinidad's equipment. Trinidad anticipates spending approximately $165.0 million in capital expenditures in 2009, a reduction of $165.0 million from its initial expectations of $330.0 million. This reduction includes a combination of capital for delayed drilling rigs and cancelled service rigs estimated to total $90.0 million. In addition, Trinidad has removed $75.0 million in optional planned capital expenditures aimed at improving and enhancing its existing fleet. In light of the current financial markets, Trinidad has delayed these capital expenditures until more robust market conditions return.

The six delayed drilling rigs remain under long-term, take-or-pay contract with the original customer and are expected to be completed in 2010, assuming improved market conditions. A portion of the capital costs associated with these rigs has been incurred due to the long lead times on receiving some items of equipment. Total capital costs incurred to date on these rigs total approximately $37.0 million. Two additional drilling rigs were delivered in the first quarter of 2009, with the remaining four drilling rigs in the construction program expected to be delivered by the end of the third quarter of 2009. The customers for these rigs have confirmed their commitment and the associated long-term, take-or-pay contracts are unchanged. With the changes to the rig construction program, Trinidad will have approximately 45% of its fleet under long-term, take-or-pay contracts.

Also on February 19, 2009, Trinidad announced a reduction to the Company's quarterly dividend. The Board of Directors of Trinidad declared a cash dividend for the first quarter of 2009 of $0.05 per common share. The current dividend declaration represents a reduction from the previous dividend levels in 2008 of $0.15 per share per quarter. Given the current uncertain economic conditions, Trinidad's Board of Directors determined that retaining a larger portion of cash flow within the Company to provide the flexibility to reduce debt levels and/or fund capital expenditures while continuing to provide a reasonable cash yield was a prudent course of action for the long-term benefit of the Company and its investors.

Trinidad's objectives when managing capital include: safeguarding the Company's ability to continue to provide returns for shareholders and applying capital efficiencies to achieve financial objectives while focusing on operating within generated cash flows. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, repurchase or issue new shares, sell assets, reduce indebtedness or take on additional long-term debt.

Trinidad's ability to access its debt facilities is directly dependent on, among other factors, certain ratios, covenants and trailing cash flows. Additionally, the ability of Trinidad to raise capital through the issuance of equity could be restricted in the face of continuing volatility in worldwide capital markets. Although Trinidad cannot anticipate all eventualities in this regard, the Company makes every effort to ensure a balance between maximizing returns for its shareholders over both the short and long-term, while managing the Company's liquidity through the changing activity levels in the oil and natural gas services industry.

Trinidad's long term strategy is to reduce the Company's overall debt levels. Trinidad anticipates that the additional cash flow from the rigs within the 2008/2009 rig construction program, which all remain under long-term, take-or-pay contracts, will add to the cash flow generated by our existing fleet and provide free cash flow and an ability to reduce indebtedness. Trinidad expects that the Company will have repaid a sufficient amount of debt to be in a position to refinance the convertible debentures when they mature in 2012. Trinidad does have the option of repaying these debentures by issuing equity, however given the dilutive impact this would have to existing shareholders, this would not be a strategy we would pursue at current pricing levels. Our intended approach would be to either refinance the debentures or pay them out at maturity. An additional strategy which may be utilized in future periods is the acquisition of convertible debentures for cancellation under normal course issuer bid (see Convertible Debentures section below).

Convertible Debentures

In connection with the acquisition of Axxis, Trinidad issued $354.3 million in unsecured subordinated convertible debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into shares of Trinidad at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. They have a face value of $1,000, a coupon rate of 7.75% and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing common shares. The value of the conversion feature at the time of issuance was determined using the Black-Scholes pricing model to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of the debt. As of March 31, 2009, there had been a conversion of $195,000 principle amount of convertible debentures which equated to 10,102 common shares of Trinidad.

On March 23, 2009, Trinidad announced its intent to acquire for cancellation, by way of NCIB convertible unsecured subordinated debentures of the Company in the principal amount of up to $35,417,934, which represents approximately 10% of the Company's public float. The bid commenced on March 25, 2009 and terminates on the earlier of March 24, 2010 or the date upon which the Company acquires the maximum amount of debentures to be purchased pursuant to the NCIB. As of March 31, 2009 there have been no convertible debentures purchased and cancelled under this NCIB plan.

SHAREHOLDERS' EQUITY

($ thousands)	**March 31, 2009**	December31, 2008
Common shares	**814,554**	828,882

Common shares at March 31, 2009 was $814.6 million, a decrease of $14.3 million from the December 31, 2008 balance. This decrease was driven by common shares cancelled by way of NCIB. During the quarter, Trinidad repurchased 1,576,100 shares ($14.4 million of book value) by way of the NCIB. Partly offsetting this was a conversion of convertible debentures during the quarter of 5,181 shares ($0.1 million of book value).

In September 2008, Trinidad announced its intent to acquire for cancellation up to 10% (9,373,221 common shares) of the Company's public float by way of NCIB. At March 31, 2009, under this NCIB plan, Trinidad has acquired and cancelled a total of 2,763,500 shares at a cost of $12.0 million, at an average cost of $4.34 per share.

Common shares on May 5, 2009 was $814.6 million (93,656,462 shares).

GOING CONCERN

The Company's MD&A and financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Trinidad's ability to continue as a going concern is substantially dependent on, but not limited to, the successful execution of the Company's objectives and strategies outlined in this MD&A, as well as the Company's ability to be proactive in managing these objectives and strategies in a timely manner. This financial information does not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of liabilities that may be necessary should Trinidad be unable to continue as a going concern.

SEASONALITY

Trinidad operates a substantial number of rigs in western Canada and therefore Canadian Drilling operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is typically a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US and Mexico markets has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US and Mexico operators have more flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the unaudited interim consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the unaudited interim consolidated financial statements may change as future events unfold, additional experience is acquired or Trinidad's operating environment changes.

Depreciation and amortization

The accounting estimate that has the greatest impact on Trinidad's financial results is depreciation and amortization. Depreciation and amortization of Trinidad's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more

experience is obtained or as general market conditions change impacting the operation of Trinidad's capital assets. In addition, these estimates are reviewed at least annually, to ensure they are still valid.

Stock-based compensation

Compensation expense associated with options at grant date are estimates based on various assumptions such as volatility, annual dividend yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation. In addition, the deferred share units and the performance share units are subject to estimates of their fair values using the appropriate market rates at period end.

Allowance for doubtful accounts receivable

Trinidad performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. Trinidad's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, Trinidad performs a goodwill impairment test at least annually and will conduct the test at an earlier date if changing circumstances indicate a possible impairment exists. Trinidad performed a review as at March 31, 2009, and determined that no impairment existed in the carrying value of goodwill.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. Trinidad receives the valuation from the contract counterparty on a quarterly basis, reviews it for reasonability, and records the associated change in fair value at each reporting period.

Convertible debentures

The proceeds from the July 2007 issuance were bifurcated into separate liability and equity components. The value of the conversion feature has been determined based on the Black-Scholes option pricing model and recorded as equity on the consolidated balance sheets.

Future Income Taxes

The recording of future income tax involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used, which include, but are not limited to, estimated results of operations, tax pool claims and accounting deductions, are based on management's current estimates and will likely change in future periods based on actual results and accordingly so will the estimates.

CHANGES IN ACCOUNTING POLICY

In the first quarter of 2009, there were no new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) for adoption with respect to Trinidad's accounting.

FUTURE CHANGES IN ACCOUNTING POLICIES

Canadian Generally Accepted Accounting Policies

In December 2008, the CICA issued section 1582 *Business Combinations* which will replace CICA section 1581 of the same name. Under this new guidance, the purchase price used is based on the fair value as of the date of acquisition. Furthermore, the new guidance generally requires all acquisition costs to be expensed, rather than the current practice of capitalizing them as part of the purchase price; contingent liabilities are to be recognized at fair value at the acquisition date and revalued at fair value with the change flowing through earnings until settled. Lastly, negative goodwill is required to be recognized immediately into earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Entities adopting section 1582 will also be required to adopt CICA section 1601 *Consolidated Financial Statements* and section 1602 *Non-Controlling Interests*. Sections 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders' equity on the balance sheet. In addition, the income statement of the controlling parent will include one hundred percent of the subsidiary's results and present an allocation of net income between controlling interest and non-controlling interest. These three standards will be effective for Trinidad on January 1, 2011 and the change from adopting section 1582 will be applied on a prospective basis while the changes from adopting sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (AcSB) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Trinidad has started to determine the potential effects of the changeover to IFRS by:

- Researching and documenting expected differences between its current accounting policies that are in accordance with Canadian GAAP and those to be adopted under IFRS;
- Considering financial statement presentation and disclosure options available to Trinidad upon initial changeover to IFRS;
- Developing a timeline for key milestones on the changeover project;
- Raising awareness of the change with accounting staff and the Audit Committee of Trinidad's Board of Directors;
- Considering the impacts on the Company's financial reporting systems, performance metrics, staff training, and internal/external communications; and
- Concluding that the Company will not early adopt IFRS.

The changeover will affect the presentation and valuation of balances and transactions presented in Trinidad's interim and annual consolidated financial statements and related notes; however it is too early in the changeover process for the Company to provide quantification of those effects.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no significant changes in the Company's disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR) for the three month period ending March 31, 2009 and no material weaknesses or significant deficiencies have been identified in the design and operating effectiveness of these controls, that could materially affect or are reasonably likely to affect Trinidad's internal controls over financial reporting.

In accordance with the provisions of section 3.3 of NI 52-109, in relation to the acquisition of Victory effective August 18, 2008, Trinidad has limited its assessment of the design of DC&P and ICFR to exclude controls, policies and procedures of Victory. Management is in the process of aligning Victory's systems, processes and controls with corporate standards and has not concluded on the design of DC&P or ICFR for this subsidiary as at March 31, 2009.

Also in accordance with the provision of section 3.3 of NI 52-109, given that Trinidad has limited the design of DC&P and ICFR in relation to Victory, the Company is disclosing summary financial information with respect to this acquisition in the following tables:

VICTORY RIG EQUIPMENT CORPORATION **Three months ended March 31,** ***($ thousands)***	**2009**
Revenue	**20,899**
Net earnings	**6,018**

VICTORY RIG EQUIPMENT CORPORATION **As at March 31,** ***($ thousands)***	**2009**
Current assets	**14,364**
Non-current assets	**20,030**
Current liabilities	**12,725**
Non-current liabilities	**584**

RELATED PARTY TRANSACTIONS

All related party transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Trinidad engages Blake, Cassels & Graydon LLP, a law firm in which an officer is a partner, to provide legal advice. During the three month period ended March 31, 2009, Trinidad incurred legal fees of $0.2 million (2008 - $0.4 million) to Blake, Cassels & Graydon LLP. On March 31, 2009 and March 31, 2008, there were no amounts outstanding.

During the first quarter of 2009, Trinidad purchased a parcel of land from 1010460 Alberta Ltd., a company owned by an executive officer within Trinidad's Canadian operations. The land proceeds on purchase of $1.6 million, as well as all of the purchase agreement's conditions, were representative of an unrelated party transaction. This property currently houses a facility used in the Coring division of the Canadian Drilling operations.

BUSINESS RISKS

The business of Trinidad Drilling Ltd. is subject to certain risks and uncertainties. Prior to making any investment decision regarding Trinidad investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the Forward-Looking Statements section in this MD&A) and the risk factors set forth in the most recently filed Annual Information Form of the Company which are incorporated by reference herein. The Annual Information Form has been filed with SEDAR and can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, by contacting Trinidad at (403) 265-6525.

OUTLOOK

The global economic recession has continued to reduce liquidity in the capital markets, and lower oil and natural gas commodity prices continue to have a negative impact on the oilfield service industry. These economic conditions and weak commodity prices continue to drive activity down in both Canada and the US. With decreasing utilization, the competitive pressure on Trinidad's non-contracted rig fleet intensifies resulting in lower dayrates for these services. Trinidad expects this trend to continue into the second quarter of 2009 and potentially longer depending on the timing of a recovery in commodity prices. Despite these very challenging market conditions, our customers continue to honour their long-term, take-or-pay

contracts. Approximately half our global fleet of drilling rigs are under long-term contract. Additionally, the Company's geographic diversification also adds stability to our cash flows.

As difficult as the market outlook is, Trinidad's management believes that the overall decrease in drilling activity will have a positive impact on storage levels of natural gas. Production from existing wells is declining at a fast rate and without replacement, the balance between supply and demand levels will reverse. We expect that an over-correction in natural gas drilling will result in a recovery in commodity prices and a return to a higher utilization and dayrate environment. Trinidad anticipates that the industry may begin to see some signs of improvement toward the end of 2009 or early 2010. Over the past couple of years, through advancements in hydraulic fracturing and directional drilling, the industry has undergone a noteworthy shift from conventional drilling to unconventional resource plays. This is evidenced by US natural gas production growth from unconventional resource plays and the rising trend in directional and horizontal well programs. Unconventional resource plays represent the greatest short-term solution to sustain North America production levels. These wells are expensive and technically challenging to drill. Customers who drill these types of wells require high-performing drilling rigs and thus recognize the benefits of Trinidad's high performance, built-for-purpose drilling rig fleet. Upon the completion of the 2008/2009 rig construction program, Trinidad expects to have approximately 45% of its total fleet drilling in the North American unconventional shale resource plays. In Canada, approximately 30% of the Company's Canadian drilling fleet are active within the Montney, Horn River and Bakken shale plays. Trinidad also has significant exposure to the Haynesville and Barnett shale plays in the US drilling market and has become the driller of choice for several key operators there. The unconventional resource plays are expected to continue to provide a significant competitive advantage to Trinidad moving forward.

Despite near-term challenges, these difficult economic conditions represent an opportunity for Trinidad to differentiate itself from its competitors. While Trinidad is certainly not immune to pricing or utilization pressures caused by the industry slowdown, the Company does believe it is well positioned to manage and capitalize on the variable conditions facing the oilfield services industry. The Company remains optimistic regarding the long-term prospects for drilling in North America, and has positioned its fleet to take advantage of this opportunity. The Company does, however remain cautious regarding the impact of the global credit and equity crisis and resulting economic uncertainty. In order to maintain its gross margins and balance sheet strength during this period the Company has also taken measures to align its fixed operating and administrative costs with the activity decreases and difficult operating conditions that the Company is likely to face through the remainder of 2009. These measures are in the form of reductions in staffing levels and the elimination of excess overhead and support infrastructure to reflect the lower activity levels.

Moving forward, Trinidad's most likely avenue for expansion in the near term would be through the redeployment of existing, under-utilized assets into higher activity levels, similar to our expansion into Mexico in 2008. This type of growth provides additional cash flow for the Company but requires minimal capital investment.

Throughout 2009 and into 2010 we will remain focused on finding opportunities to maximize the free cash flow generation of our assets. We will continue to monitor our debt levels and expect to be in a position to refinance our existing convertible debentures by the time they mature in 2012.

Although we anticipate the next two quarters of 2009 to be challenging, we believe that the combination of our built-for-purpose, modern equipment and long-term, take-or-pay contracts will position Trinidad well to withstand these conditions and benefit from the return to more robust market conditions.

NON-GAAP MEASURES DEFINITIONS

This MD&A contains references to certain financial measures and associated per share data that do not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other companies. These financial measures are computed on a consistent basis for each reporting period and include gross margin, gross margin percentage, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of intangible asset, net earnings (loss) before stock-based compensation, net debt and working capital. These non-GAAP measures are identified and defined as follows:

"Gross margin" is used by management to analyze overall and segmented operating performance. Gross margin is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with

Canadian GAAP. Gross margin is calculated from the consolidated statements of operations and retained earnings (deficit) and from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating expenses.

"Gross margin percentage" is used by management to analyze overall and segmented operating performance. Gross margin percentage is calculated from the consolidated statements of operations and retained earnings (deficit) and from the segmented information in the notes to the consolidated financial statements and is defined as gross margin divided by revenue.

"EBITDA" is a measure of the Company's operating profitability. EBITDA provides an indication of the results generated by the Company's principal business activities prior to how these activities are financed, assets are depreciated, amortized and impaired, or how the results are taxed in various jurisdictions.

EBITDA is derived from the consolidated statements of operations and retained earnings (deficit) and is calculated as follows:

Three months ended March 31, ***($ thousands)***	**2009**	2008
Net earnings (loss)	**(5,649)**	38,912
Plus:		
Interest on long-term debt	**5,071**	7,175
Interest on convertible debentures	**8,801**	8,654
Depreciation and amortization	**23,978**	23,992
Impairment of intangible assets	**23,189**	-
Loss (gain) on sale of assets	**4,107**	(93)
Income taxes	**9,816**	10,029
EBITDA	**69,313**	88,669

"EBITDA before stock-based compensation" is used by management to analyze EBITDA (as defined above) prior to the effect of stock-based compensation.

"Cash flow from operations before change in non-cash working capital" is used to assist management and investors in analyzing Trinidad's liquidity and ability to generate cash to finance investing and financing activities. Cash flow from operations before change in non-cash working capital is derived from the consolidated statements of cash flows and is defined as cash flow from operating activities plus or minus the change in non-cash operating working capital.

"Net earnings before impairment of intangible asset" and "net earnings (loss) before stock-based compensation" are used by management to analyze net earnings prior to the effect of intangible impairment or stock-based compensation charges, respectively, and are not intended to represent net earnings as calculated in accordance with Canadian GAAP.

Net earnings before impairment of intangible asset is derived from the consolidated statements of operations and retained earnings (deficit) and is calculated as follows:

Three months ended March 31, ***($ thousands)***	**2009**	2008
Net earnings (loss)	**(5,649)**	38,912
Plus:		
Impairment of intangible asset	**23,189**	-
Net earnings before impairment of intangible asset	**17,540**	38,912

Net earnings (loss) before stock-based compensation is derived from the consolidated statements of operations and retained earnings (deficit) and is calculated as follows:

Three months ended March 31, *($ thousands)*	**2009**	2008
Net earnings (loss)	**(5,649)**	38,912
Plus:		
Stock-based compensation	**691**	169
Net earnings (loss) before stock-based compensation	**(4,958)**	39,081

"Net debt" is used by management and the investment community to analyze the amount of debt less the working capital of the Company.

Net debt is derived from the Consolidated Balance Sheets and is calculated as follows:

($ thousands)	**March 31, 2009**	December 31, 2008
Convertible debentures	**325,229**	323,381
Long-term debt	**365,228**	321,768
Less:		
Working capital:		
Current assets	**243,400**	285,690
Current liabilities	**(139,470)**	(199,901)
Net debt	**586,527**	559,360

"Working capital" is used by management and the investment community to analyze the operating liquidity available to the Company.

Working capital is derived from the Consolidated Balance Sheets and is calculated as follows:

($ thousands)	**March 31, 2009**	December 31, 2008
Current Assets	**243,400**	285,690
Less:		
Current liabilities	**139,470**	199,901
Working capital	**103,930**	85,789

References to gross margin, gross margin percentage, EBITDA, EBITDA before stock-based compensation, cash flow from operations before changes in non-cash working capital, net earnings before impairment of intangible asset, net earnings (loss) before stock-based compensation, net debt and working capital throughout this MD&A have the meanings set out above.

"signed" Lyle C. Whitmarsh
President and Chief Executive Officer

"signed" Brent J. Conway
Executive Vice President and Chief Financial Officer

For further information please contact:

Lyle Whitmarsh, President & Chief Executive Officer, Brent Conway, Executive Vice President and Chief Financial Officer or Lisa Ciulka, Director of Investor Relations at:

Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: lciulka@trinidaddrilling.com

Trinidad will be holding a conference call and webcast to discuss its first quarter 2009 results on May 6, 2009 beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 588-4490 (toll-free in North America) or (416) 644-3425 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. MT on May 6 until midnight May 14, 2009 by dialling (877) 289-8525 or (416) 640-1917 and entering replay access code 21304083 followed by the pound sign.

A live audio webcast of the conference call will also be available on the Investors Relations page of Trinidad's website, www.trinidaddrilling.com.

CONSOLIDATED BALANCE SHEETS ***($ thousands - Unaudited)***	**March 31, 2009**	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	**20,270**	31,202
Accounts receivable	**190,982**	225,744
Inventory (note 5)	**19,755**	14,834
Prepaid expenses	**12,321**	13,811
Future income taxes	**72**	99
	243,400	285,690
Deposit on capital assets	**6,261**	11,581
Capital assets (note 6)	**1,440,081**	1,375,661
Intangible assets (note 7)	**3,934**	26,959
Goodwill	**169,858**	162,173
	1,863,534	1,862,064
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**94,327**	134,764
Dividends payable	**4,683**	14,305
Current portion of deferred revenue	**18,069**	28,241
Current portion of long-term debt	**17,121**	16,844
Current portion of fair value of interest rate swap	**5,270**	5,747
	139,470	199,901
Deferred revenue	**-**	1,572
Long-term debt, net of transaction costs	**365,228**	321,768
Convertible debentures, net of transaction costs	**325,229**	323,381
Fair value of interest rate swaps	**7,209**	7,144
Future income taxes	**99,925**	88,827
	937,061	942,593
Shareholders' equity		
Common shares (note 8(a))	**814,554**	828,882
Convertible debentures	**28,207**	28,215
Contributed surplus (note 8(b))	**27,473**	19,043
Accumulated other comprehensive income	**64,151**	40,932
Retained earnings (deficit)	**(7,912)**	2,399
	926,473	919,471
	1,863,534	1,862,064

(See notes to the unaudited interim consolidated financial statements)

Commitments (note 12)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Three months ended March 31, *($ thousands except share and per share data – Unaudited)*	2009	2008
Revenue		
Oilfield services	**190,215**	221,017
Bareboat Charter income (loss) (note 12)	**691**	(1,424)
Other	**680**	58
	191,586	219,651
Expenses		
Operating	**110,082**	121,223
General and administrative	**16,397**	11,423
Interest on long-term debt	**5,071**	7,175
Interest on convertible debentures	**8,801**	8,654
Stock-based compensation	**691**	169
Foreign exchange gain	**(4,897)**	(4,382)
Depreciation and amortization	**23,978**	23,992
Loss (gain) on disposal or sale of assets	**4,107**	(93)
Impairment of intangible asset (note 7)	**23,189**	-
Reorganization costs	**-**	2,549
	187,419	170,710
Earnings before income taxes	**4,167**	48,941
Income taxes		
Current tax expense	**2,011**	631
Future tax expense	**7,805**	9,398
	9,816	10,029
Net earnings (loss)	**(5,649)**	38,912
Dividends	**(4,662)**	(4,202)
Trust distributions	**-**	(8,362)
Retained earnings (deficit) - beginning of period	**2,399**	(23,981)
Retained earnings (deficit) - end of period	**(7,912)**	2,367
Earnings (loss) per share		
Basic	**(0.06)**	0.46
Diluted	**(0.06)**	0.44
Weighted average number of shares		
Basic	**94,395,681**	83,944,962
Diluted	**94,395,681**	102,627,104

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **Three months ended March 31,** ***($ thousands – Unaudited)***	**2009**	2008
Net earnings (loss)	**(5,649)**	38,912
Other comprehensive income		
Change in fair value of derivatives designated as cash flow hedges, net of income tax (note 11)	**438**	(1,585)
Foreign currency translation adjustment	**22,781**	15,462
Total other comprehensive income	**23,219**	13,877
Comprehensive income	**17,570**	52,789

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) **Three months ended March 31,** ***($ thousands – Unaudited)***	**2009**	2008
Accumulated other comprehensive income (loss) - beginning of period	**40,932**	(61,788)
Other comprehensive income during the period	**23,219**	13,877
Accumulated other comprehensive income (loss) - end of period	**64,151**	(47,911)

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS Three months ended March 31, *($ thousands – Unaudited)*	2009	2008
Cash provided by (used in)		
Operating activities		
Net earnings (loss) for the period	**(5,649)**	38,912
Items not affecting cash		
Effective interest on financing costs (note 11)	**1,103**	1,076
Accretion on convertible debentures	**1,276**	1,168
Stock-based compensation	**691**	169
Unrealized foreign exchange gain	**(5,020)**	(4,112)
Depreciation and amortization	**23,978**	23,992
Loss (gain) on disposal or sale of assets	**4,107**	(93)
Impairment of intangible asset	**23,189**	-
Future income tax expense	**7,805**	9,398
	51,480	70,510
Change in non-cash operating working capital	**(14,178)**	(23,963)
	37,302	46,547
Investing activities		
Decrease (increase) in deposits on capital assets	**5,655**	(166)
Purchase of capital assets	**(65,992)**	(30,175)
Proceeds from dispositions	**92**	2,741
Change in non-cash investing working capital	**1,135**	(24,645)
	(59,110)	(52,245)
Financing activities		
Increase in long-term debt, net	**30,243**	15,263
Repurchased shares (note 8)	**(6,606)**	-
Dividends paid	**(14,284)**	-
Debt financing costs	**(690)**	-
Net proceeds from shares issues (note 8)	**-**	118
Trust unit distribution	**-**	(17,978)
	8,663	(2,597)
Cash flow from operating, investing and financing activities	**(13,145)**	(8,295)
Effect of translation on foreign currency cash	**2,213**	194
Decrease in cash for the period	**(10,932)**	(8,101)
Cash - beginning of period	**31,202**	18,021
Cash - end of period	**20,270**	9,920
Interest paid	**4,797**	7,217
Interest received	**80**	124
Taxes paid	**36**	48

(See notes to the unaudited interim consolidated financial statements)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE CORPORATION

Organization

Trinidad Drilling Ltd. ("Trinidad" or the "Company") is incorporated under the laws of the Province of Alberta. The Company was formed by way of an arrangement under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated January 9, 2008 between the Company and Trinidad Energy Services Income Trust (the "Trust"). The arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Trinidad. The effective date of the arrangement was March 10, 2008 - see note 8(a).

Trinidad is a growth oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbols TDG and TDG.DB.

Operations

Trinidad operates in the land and barge drilling, coring and surface casing and well-servicing sectors of the North American oil and natural gas industry. Trinidad owns 115 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operates in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring and surface casing rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel.

2. ACCOUNTING POLICIES AND ESTIMATES

These unaudited interim consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2008, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Trinidad contained in the annual report for the year ended December 31, 2008.

FUTURE CHANGES IN ACCOUNTING POLICIES

Canadian Generally Accepted Accounting Policies

In December 2008, the Canadian Institute of Chartered Accountants (the "CICA") issued section 1582 *Business Combinations* which will replace CICA section 1581 of the same name. Under this new guidance, the purchase price used is based on the fair value as of the date of acquisition. Furthermore, the new guidance generally requires all acquisition costs to be expensed, rather than the current practice of capitalizing them as part of the purchase price; contingent liabilities are to be recognized at fair value at the acquisition date and revalued at fair value with the change flowing through earnings until settled. Lastly, negative goodwill is required to be recognized immediately into earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Entities adopting section 1582 will also be required to adopt CICA section 1601 *Consolidated Financial Statements* and section 1602 *Non-Controlling Interests*. Sections 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholder's equity on the balance sheet. In addition, the income statement of the controlling parent will include one hundred percent of the subsidiary's results and present the allocation between controlling interest and non-controlling interest. These three standards will be effective for Trinidad on January 1, 2011 and the change from adopting section 1582 will be applied on a prospective basis while the changes from adopting sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board (AcSB) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The adoption of IFRS is intended to increase transparency and bring a higher degree of global comparability as IFRS has been adopted in more than 100 countries. Management is currently evaluating the effects of adopting IFRS on its consolidated financial statements and is in the design stage, including evaluation of key differences between Canadian GAAP and IFRS and creating new accounting policies. Trinidad cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

3. SEASONALITY

Trinidad operates a substantial number of rigs in Western Canada and therefore, Canadian Drilling Operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is typically a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US and Mexican markets has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US and Mexico, operators have increased flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flows throughout the annual cycle.

4. ACQUISITION

Acquisition of the outstanding shares of Victory Rig Equipment Corporation

Effective August 18, 2008, Trinidad purchased all of the outstanding shares, operating assets and assumed all of the related obligations of Victory Rig Equipment Corporation (Victory), a Red Deer, Alberta based, privately held fabrication company for consideration of $12.7 million. All earnings of Victory have been included in Trinidad's consolidated statements of operations since August 18, 2008.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	**2009**
Purchase price allocated as follows:	
Capital assets	**1,334**
Other long-term assets	**73**
Intangible assets	**4,290**
Goodwill	**15,901**
Working capital deficiency	**(4,491)**
Long-term liabilities	**(4,413)**
	12,694
Financed as follows:	
Cash	**12,694**

The purchase price allocation has not been finalized as it is subject to contingent payments. During the first quarter of 2009, an additional $4 million of purchase consideration was accrued. As per the share purchase agreement, additional consideration to a maximum of $4 million was payable to the former shareholders of Victory Rig Equipment Corporation based on the achievement of certain earnings level targets. Contingency payments

have been accrued based on conditions at March 31, 2009 and have caused an increase in goodwill and the working capital deficiency of $4 million. Changes to the contingency payments in the future will be offset by changes in goodwill.

5. INVENTORY

($ thousands)	March 31, 2009	December 31, 2008
Parts and materials	**14,573**	10,378
Work-in-progress	**5,182**	4,456
Total inventory	**19,755**	14,834

All inventory balances are carried at the lower of cost or net realizable value. The construction operations regularly utilize inventory in the construction and recertification of rigs and rig related equipment. For the three months ending March 31, 2009, there were no material write-downs or reversals of previously written-down amounts (2008 – no material write-downs).

Throughout the period the amount of inventories recognized as an expense were:

Three months ended March 31, ($ thousands)	2009	2008
Raw materials and consumables purchased	**27,673**	10,166
Labour costs	**8,710**	3,317
Other costs	**202**	100
Net change in inventory	**(4,921)**	(2,707)
Amount of inventories expensed in period	**31,664**	10,876

6. CAPITAL ASSETS

As at March 31, ($ thousands)	Cost	2009 Accumulated Depreciation	Net Book Value
Rigs and rig-related equipment	**1,503,320**	**288,513**	**1,214,807**
Automotive equipment and other equipment	**28,291**	**14,304**	**13,987**
Construction equipment	**2,149**	**420**	**1,729**
Building	**39,106**	**3,423**	**35,683**
Land	**15,882**	**-**	**15,882**
Assets under construction	**157,993**	**-**	**157,993**
	1,746,742	**306,660**	**1,440,081**

As at December 31, ($ thousands)	Cost	2008 Accumulated Depreciation	Net Book Value
Rigs and rig-related equipment	1,440,511	262,242	1,178,269
Automotive equipment and other equipment	28,266	13,020	15,246
Construction equipment	1,776	326	1,450
Building	33,306	3,047	30,259
Land	12,740	-	12,740
Assets under construction	137,697	-	137,697
	1,654,296	278,635	1,375,661

7. INTANGIBLE ASSETS

As at March 31, ($ thousands)	Cost	2009 Accumulated Amortization	Net Book Value
Customer contracts	**30,964**	**30,964**[1]	**-**
Patents	**3,000**	**185**	**2,815**
Customer relationships	**370**	**46**	**324**
Trade name	**790**	**98**	**692**
Non-compete agreements	**130**	**27**	**103**
	35,254	**31,320**	**3,934**

(1) Amount represents impairment of customer contract recorded at March 31, 2009.

As at December 31, ($ thousands)	Cost	2008 Accumulated Amortization	Net Book Value
Customer contracts	30,964	8,083	22,881
Patents	3,000	111	2,889
Customer relationships	370	27	343
Trade name	790	58	732
Non-compete agreements	130	16	114
	35,254	8,295	26,959

There are no internally developed intangible assets.

The aggregate amortization expense for the intangible assets for the three months ended March 31, 2009 is $0.1 million (2008 - $2.1 million) and is included in depreciation and amortization.

8. SHAREHOLDERS' EQUITY AND CONTRIBUTED SURPLUS

a) Common shares

Authorized
Unlimited number of common shares, voting, participating

($ thousands except share data)	March 31, 2009		December 31, 2008	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Common shares – opening balance	**95,227,381**	**828,882**	-	-
Shares issued on conversion of convertible debentures	**5,181**	**99**	4,921	95
Shares repurchased under NCIB (defined herein)	**(1,576,100)**	**(14,427)**	(1,048,800)	(9,122)
Shares issued on exercise of options	**-**	**-**	241,634	1,851
Contributed surplus transferred on exercised options	**-**	**-**	-	279
Shares issued for cash, net of transaction costs	**-**	**-**	12,132,353	158,010
Shares issued pursuant to the Arrangement	**-**	**-**	84,035,873	678,282
	93,656,462	**814,554**	95,365,981	829,395
Shares repurchased, but not cancelled	**-**	**-**	(138,600)	(513)
Common shares – closing balance	**93,656,462**	**814,554**	95,227,381	828,882

Effective September 2, 2008, Trinidad announced its intent to acquire, for cancellation, up to 10% (9,373,221 common shares) of the Company's public float by way of normal course issuer bid (NCIB) commencing September 4, 2008 and extending to the earlier of September 3, 2009 or the date upon which the Company acquires the maximum number of common shares to be purchased pursuant to the NCIB. At March 31, 2009, Trinidad

acquired and cancelled 2,763,500 shares at an average cost of $4.34 per share. As the purchase price was lower than the carrying amount of the common shares acquired and cancelled, the difference between cost and carrying value at repurchase was recorded as contributed surplus.

On March 10, 2008, unitholders of the Trust and holders of the exchangeable shares (the "Securityholders") voted, and overwhelmingly approved, reorganizing the Trust, by way of a plan of arrangement under the Business Corporations Act (Alberta), into a corporation (the "Arrangement") pursuant to an arrangement agreement dated January 9, 2008 between Trinidad and the Trust. The purpose of the Arrangement was to convert the Trust back into a corporate structure that was better suited to its core business model of growth and capital appreciation for its Securityholders. Management and the Board of Directors believe that the best opportunity for creating value is by reinvesting a significant portion of overall cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction and they believe that a corporate structure better positions Trinidad to pursue these initiatives. For financial reporting presentation purposes, these changes are being treated as if they occurred on January 1, 2008.

The Arrangement resulted in: (i) unitholders receiving Trinidad shares in exchange for their trust units on a one–for-one basis; and (ii) exchangeable shareholders receiving Trinidad shares on the same basis as unitholders based on the number of trust units into which such shares were exchangeable into on the effective date of the Arrangement.

b) Contributed surplus

($ thousands)	**March 31, 2009**	December 31, 2008
Contributed surplus – opening balance	**19,043**	13,843
Stock-based compensation expense	**123**	1,713
Contributed surplus transferred on exercise of options	**-**	(289)
Effect of NCIB	**8,307**	3,776
Contributed surplus – ending balance	**27,473**	19,043

c) Exchangeable shares

Pursuant to the Arrangement all the exchangeable shares of Trinidad were converted based on the exchange ratio in effect at the time of conversion to trust units and subsequently exchanged on a one-for-one basis for common shares. The initial series exchangeable shares were exchanged at a ratio of 1.39024 providing for 352,328 trust units upon conversion. Series C exchangeable shares were exchanged at a ratio of 1.27001 providing for 59,905 trust units upon conversion.

9. STOCK-BASED COMPENSATION PLANS

a) Incentive Option Plan

The Incentive Option Plan was created to assist directors, officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company.

Options granted vest 50% immediately and 25% on the first and second anniversary of the date of grant (unless otherwise determined by the Board of Directors at the time of issuance) and shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the common shares on the TSX on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following summarizes the options that are outstanding under Trinidad's Incentive Option Plan as at March 31, 2009 and December 31, 2008 and the changes during the periods:

	March 31, 2009		December 31, 2008	
	Number of Options	**Weighted Average Exercise Price ($)**	Number of Options	Weighted Average Exercise Price ($)
Outstanding – opening balance	**8,259,495**	**12.66**	7,965,670	12.55
Granted during the period	**-**	**-**	823,810	11.95
Exercised during the period	**-**	**-**	(249,484)	7.69
Forfeited during the period	**(382,882)**	**8.40**	(280,501)	11.83
Outstanding – ending balance	**7,876,613**	**12.87**	8,259,495	12.66

Trinidad uses the Black–Scholes option-pricing model to determine the estimated fair value of the options granted subsequent to January 1, 2003. The per share weighted average fair value of options granted during the quarter ended March 31, 2009 was nil, as no options were granted over this period (March 31, 2008 - nil).

b) Deferred Share Unit Plan

In 2008, Trinidad established a Deferred Share Unit Plan (DSU) to provide a compensation system for members of the Board of Directors of Trinidad that is reflective of the responsibility, commitment and risk accompanying Board membership. Each DSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average Trinidad share price for the five days preceding payment. DSUs granted are exercisable upon resignation or termination from the Board of Directors. When dividends are paid, the value is credited as additional DSUs on the dividend payment date.

As at March 31, 2009, there were 139,013 (December 31, 2008 - 40,732) Deferred Share Units outstanding. Trinidad recognized compensation expense of $0.3 million for the three months ended March 31, 2009, with an accumulated mark-to-market liability of $0.4 million (March 31, 2008 - $nil), which is included in accounts payable and accrued liabilities. The expense related to the DSUs is recognized in stock-based compensation in the consolidated statement of operations.

c) Performance Share Unit Plan

In 2008, Trinidad established a Performance Share Unit Plan (PSU) to provide an opportunity for officers and employees of Trinidad and its subsidiaries to promote further alignment of interests between employees and the shareholders and to participate in the growth and development of the Company. Each PSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average Trinidad share price for the five days preceding payment. PSUs granted have various vesting periods, of which none exceed three years from the date of grant. When dividends are paid, the value is credited as additional PSUs on the dividend payment date.

As at March 31, 2009, there were 865,199 (December 31, 2008 - 237,000) Performance Share Units outstanding, with an accumulated mark-to-market liability of $0.9 million (March 31, 2008 - $nil), which is included in accounts payable and accrued liabilities. The expense related to the PSUs is recognized in stock-based compensation in the consolidated statement of operations.

10. CAPITAL MANAGEMENT

Trinidad's capital is comprised of debt, convertible debentures and shareholders' equity, less cash and cash equivalents. Management regularly monitors total capitalization to ensure flexibility in the pursuit of ongoing initiatives, while ensuring that shareholder returns are being maximized. The overall capitalization of the Company is outlined below:

($ thousands)	March 31, 2009	December 31, 2008
Long-term debt (1)	**348,143**	316,564
Convertible debentures (1)	**334,213**	333,029
Total debt	**682,357**	649,593
Shareholders' equity	**926,473**	919,471
Less: cash and cash equivalents	**(20,270)**	(31,202)
Total capitalization	**1,588,560**	1,537,862

(1) Balance outstanding without consideration of transaction costs.

Management is focused on several objectives while managing the capital structure of the Company. Specifically:

a) Ensuring Trinidad has the financing capacity to continue to execute on opportunities to increase overall market share through strategic acquisitions and fleet construction programs that add value to our shareholders;

b) Maintaining a strong capital base to ensure that investor, creditor and market confidence is secured;

c) Maintaining balance sheet strength, ensuring Trinidad's strategic objectives are met, while retaining an appropriate amount of leverage;

d) Providing shareholder return through dividends to ensure that income-oriented investors are provided a cash yield; and

e) Safeguarding the entity's ability to continue as a going concern, such that it continues to provide returns for shareholders and benefits for other stakeholders.

Trinidad manages its capital structure based on current economic conditions, the risk characteristics of the underlying assets, and Trinidad's planned capital requirements, within guidelines approved by its Board of Directors. Total capitalization is maintained or adjusted by drawing on existing debt facilities, issuing new debt or equity securities when opportunities are identified and through the disposition of underperforming assets to reduce debt or equity when required.

On March 23, 2009, Trinidad announced its intent to acquire, for cancellation, by way of normal course issuer bid (the "Bid"), convertible unsecured subordinated debentures (the "Debentures") of the Corporation in the principal amount of up to $35,417,934, which represents approximately ten percent of the Corporation's public float. The Bid commenced on March 25, 2009 and will terminate on the earlier of March 24, 2010 or the date upon which the Corporation acquires the maximum amount of Debentures pursuant to the Bid. There were no debentures repurchased under the Bid as at March 31, 2009.

The Company's syndicated loan facility is subject to five financial covenants, which are reported to the bank on either a monthly or quarterly basis. These covenants are used by management to monitor capital, with increased focus on the Consolidated Leverage Ratio. This ratio is calculated as the consolidated debt balance divided by consolidated net earnings, adjusted by interest on the long-term debt, depreciation and amortization, income taxes, gain/loss on sale of assets and foreign exchange for the rolling four quarters, and must be maintained below 2.5:1. For the rolling four quarters ending March 31, 2009, this ratio was 1.74:1 (December 31, 2008 – 1.43:1).

Trinidad remains in compliance with all of the banking syndicate's financial covenants.

11. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value Disclosures on Financial Instruments

Trinidad's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, interest rate swaps, long-term debt, and the convertible debentures. The carrying amounts of these financial instruments reported on the Company's unaudited interim consolidated balance sheets approximates their fair values due to their short-term nature, with the exception of the long-term debt and the convertible debentures. The carrying values of Trinidad's financial instruments are as follows:

	March 31, 2009			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	**20,270**	-	-	**20,270**
Accounts receivable	-	**190,982**	-	**190,982**
Accounts payable and accrued liabilities	-	-	**94,327**	**94,327**
Interest rate swaps	-	-	**12,479**	**12,479**
Long-term debt	-	-	**350,943**	**350,943**
Convertible debentures	-	-	**353,436**	**353,436**

	December 31, 2008			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	31,202	-	-	31,202
Accounts receivable	-	225,744	-	225,744
Accounts payable and accrued liabilities	-	-	134,764	134,764
Interest rate swaps	-	-	12,891	12,891
Long-term debt	-	-	315,731	315,731
Convertible debentures	-	-	351,596	351,596

The fair values and carrying values of Trinidad's financial instruments are as follows:

	March 31, 2009		December 31, 2008	
($ thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Interest rate swaps	**12,479**	**12,479**	12,891	12,891
Credit facilities (1)				
Canadian Revolving Credit Facility	**93,586**	**96,000**	62,980	65,000
Canadian Term Facility	**92,262**	**97,083**	91,937	97,333
US Term Facility	**145,463**	**153,064**	139,974	148,190
Convertible debentures (1)	**258,595**	**362,421**	214,317	361,245
Other debt	**6,074**	**7,838**	6,168	7,959
	608,459	**728,885**	528,267	692,618

(1) The convertible debentures and credit facilities are recorded at their gross amounts and do not include transaction costs incurred on their issuance and the convertible debentures' carrying value includes both the debt and equity components.

Trinidad has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

- *Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities* – The carrying amounts approximate fair value because of the short maturity of these instruments.
- *Interest rate swaps* – The fair value of the interest rate swaps is based on the quoted market prices at the date of valuation.
- *Long-term debt* – The fair value of the various pieces of long-term debt are based on values quoted from third-party financial institutions using current market price indicators.
- *Convertible debentures* – The fair value is based on the closing market price on the date of valuation.

Interest rate swap

Trinidad has two cash flow hedges using interest rate swap arrangements to hedge the floating rate interest on 50 percent of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair values on the Company's unaudited interim consolidated financial statements. During the first quarter of 2009, Trinidad recorded a gain of $0.4 million (2008 - $1.6 million loss) in Other Comprehensive Income (OCI), net of taxes of $0.3 million (2008 – $1.6 million), due to the change in fair value of the cash flow hedge. Trinidad has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of the long-term debt and convertible debentures was recorded net of debt issuance costs. Under the effective interest rate method Trinidad recorded interest expense of $0.4 million and $0.7 million relating to the cost under the debt facility and the convertible debentures, respectively, for the three months ended March 31, 2009 (2008 - $0.4 million and $0.7 million, respectively) using the effective interest method.

Nature and Extent of Risks Arising from Financial Instruments

Trinidad is exposed to a number of market risks arising through the use of financial instruments in the ordinary course of business. Specifically, Trinidad is subject to credit risk, currency risk, interest rate risk and liquidity risk.

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations, work may be performed subject to a prepayment of services. Customer accounts are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established. The following is a reconciliation of the change in the reserve balance:

($ thousands)	**Three months ended March 31, 2009**	Year ended December 31, 2008
Opening reserve balance	**4,849**	4,364
Increase in reserve recorded in the Statement of Operations in the current period	**2,841**	2,534
Working capital adjustments relating to acquisitions	-	-
Write-offs charged against the reserve	-	(1,122)
Recoveries of amounts previously written–off	**(113)**	(927)
Reserve allowance at period end	**7,577**	4,849

As at March 31, 2009, Trinidad had accounts receivable of $19.9 that were greater than 90 days for which no provision had been established, as the Company believes that these amounts will be collected.

Currency Risk

Trinidad's operations are affected by fluctuations in currency exchange rates due to the Company's expansion into the US marketplace and reliance on US suppliers to deliver components used by its manufacturing subsidiaries. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from an exchange low of $0.77 US/Canadian to an exchange high of $1.10 US/Canadian. The exposure to realized foreign currency fluctuations from its US and Mexican subsidiaries is mitigated due to the independence of the US and Mexican operations from its Canadian parent company for cash flow requirements to satisfy daily operations, creating a natural hedge. However, upon consolidation, Trinidad is exposed to unrealized fluctuations in the gains and losses on consolidation and US dollar-denominated intercompany balances in the Canadian entities. As at March 31, 2009, the Company did not have any foreign currency hedges in place and does not intend to enter into any new currency hedges. The Company may, however, hedge foreign currency rates in the future, depending on the business environment and growth opportunities.

As at March 31, 2009, portions of Trinidad's cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities were denominated in US dollars. In addition, Trinidad's US and Mexican subsidiaries are subject to translation gains and losses upon consolidation. Based on these US dollar financial instrument closing balances, net income and OCI for the three months ended March 31, 2009, would have fluctuated by approximately $0.1 million and $4.6 million, respectively, for every $0.01 variation in the value of the US/Canadian exchange rate (2008 - $0.1 million and $3.3 million, respectively).

Interest Rate Risk

Trinidad is subject to risk exposure related to changes in interest rates on borrowings under the credit facilities which are subject to floating interest rates. In order to hedge this overall risk exposure Trinidad entered into interest rate swaps on 50 percent of the outstanding borrowings under the US and Canadian term credit facilities, rendering them partially fixed. As at March 31, 2009, Trinidad had $346 million (December 31, 2008 - $310 million) outstanding under the credit facilities. A change of one percent in the interest rates would cause a $0.6 million change in the interest expense for the three months ended March 31, 2009 (2008 - $0.7 million).

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company:

- Maintains cash balances and liquid investments with highly-rated counterparties;
- Limits the maturity of cash balances; and
- Borrows the bulk of its debt needs under committed bank lines or other term financing.

The following maturity analysis shows the remaining contractual maturities for Trinidad's financial liabilities:

As at March 31, 2009	2009	2010	2011	2012	2013	Thereafter
Accounts payable and accrued liabilities	94,327	-	-	-	-	-
Interest rate swaps	5,270	5,622	1,587	-	-	-
Canadian revolving debt (1)	-	96,000	-	-	-	-
Canadian term debt	750	1,000	95,333	-	-	-
US term debt	1,182	1,577	150,305	-	-	-
Other debt	359	491	6,987	-	-	-
Convertible debentures(2)	-	-	-	354,142	-	-
Interest payments on contractual obligations	29,340	36,549	35,288	15,674	-	-
Total	131,228	141,239	289,500	369,816	-	-

(1) This revolving debt facility is renewable annually subject to the mutual consent of the lenders. To the extent that it is not renewed, the drawn-down balance would become due 364 days later. Trinidad anticipates this debt facility to be renewed into the future.
(2) The financial liability of the convertible debentures represents the face value at maturity in 2012.

12. COMMITMENTS

Rig Construction Program

In 2008, Trinidad announced its intent to expand its existing drilling fleet through the construction of an additional ten drilling rigs which are expected to be deployed in the US. These drilling rigs will have depth capacities ranging from 16,000 feet to 18,000 feet and are backed by three to five year long-term, take-or-pay contracts with three major North American oil and natural gas exploration and production companies which provides Trinidad with a guaranteed utilization rate of 100% on these rigs over their respective contract terms. Two rigs were deployed in the current quarter and the remaining five rigs are expected to be delivered throughout the remainder of 2009, in addition to the three rigs which were deployed during 2008.

Bareboat Charters

As part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former owners of Axxis US$12.5 million per year for the three years subsequent to acquisition, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement, nor does it absorb the associated credit risk or asset risk.

13. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations into the US marketplace in 2005, its operations have been diversified from its primary geographical focus in western Canada to include various locations in the United States, such that a significant proportion of Trinidad's operations now occur in the US marketplace. The acquisitions of Cheyenne Drilling and Axxis, as well as Trinidad's rig construction programs have provided additional rigs of varying depths and capabilities for US operations, which complemented the drilling fleet operating in the Canadian market and expanded Trinidad's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the US and the varying conditions between the Canadian and US markets have resulted in management evaluating Trinidad's drilling performance on a geographically segmented basis. Trinidad's newly established operations in Mexico have been combined with the US operations as these operations did not meet the requirement for disclosure as a separate segment.

The acquisition of Mastco in 2006 and Victory in 2008 further broadened the operations of Trinidad to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from Trinidad's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

Three months ended March 31, 2009 *($ thousands)*	**Canadian Drilling Operations**	**United States/ Mexico Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	78,228	94,244	38,254	(19,140)	**191,586**
Operating expense	46,830	50,728	31,664	(19,140)	**110,082**
Gross margin	31,398	43,516	6,590	-	**81,504**
Interest on long-term debt	2,748	2,317	6	-	**5,071**
Interest on convertible debentures	8,801	-	-	-	**8,801**
Depreciation and amortization	8,432	15,107	439	-	**23,978**
(Gain) loss on sale of assets	19	4,088	-	-	**4,107**
Impairment of intangible asset	-	23,189	-	-	**23,189**
Income before corporate items	11,399	(1,185)	6,145	-	**16,359**
General and administrative					**16,397**
Stock-based compensation					**691**
Foreign exchange gain					**(4,897)**
Reorganization costs					**-**
Income taxes					**9,816**
Net earnings					**(5,649)**
Capital expenditures (including transfers and deposits)	(11,808)	72,378	239	-	**60,809**
Total assets	706,153	1,219,576	51,323	(113,590)	**1,863,462**
Goodwill	-	107,337	62,521	-	**169,858**
Future income tax asset (liability)	(3,619)	(94,036)	(2,198)	-	**(99,853)**

Three months ended March 31, 2008 *($ thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	132,104	84,313	11,591	(8,357)	**219,651**
Operating expense	72,262	46,442	10,876	(8,357)	**121,223**
Gross margin	59,842	37,871	715	-	**98,428**
Interest on long-term debt	4,690	2,518	(33)	-	**7,175**
Interest on convertible debentures	8,654	-	-	-	**8,654**
Depreciation and amortization	10,819	13,005	168	-	**23,992**
(Gain) loss on sale of assets	15	163	(271)	-	**(93)**
Income before corporate items	35,664	22,185	851	-	**58,700**
General and administrative					**11,423**
Stock-based compensation					**169**
Foreign exchange gain					**(4,382)**
Reorganization costs					**2,549**
Income taxes					**10,029**
Net earnings					**38,912**
Capital expenditures (including transfers and deposits)	(4,189)	34,512	18	-	**30,341**
Total assets	715,548	831,806	30,116	-	**1,577,470**
Goodwill	38,154	87,355	46,620	-	**172,129**
Future income tax asset (liability)	(6,725)	(42,147)	2,330		**(46,542)**

14. RELATED PARTY TRANSACTIONS

All related party transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Trinidad engages Blake, Cassels & Graydon LLP, a law firm in which an officer is a partner, to provide legal advice. During the three month period ended March 31, 2009, Trinidad incurred legal fees of $0.2 million (2008 - $0.4 million) to Blake, Cassels & Graydon LLP. On March 31, 2009 and March 31, 2008, there were no amounts outstanding.

During the first quarter of 2009, Trinidad purchased a parcel of land from 1010460 Alberta Ltd, a company owned by an executive officer within Trinidad's Canadian operations. The land proceeds on purchase of $1.6 million, as well as all of the purchase agreement's conditions, were representative of an unrelated party transaction. This property currently houses a facility used in the Coring division of the Canadian Drilling operations.

15. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation. Such reclassification did not impact previously reported net earnings (loss) or retained earnings (deficit).